MEMORANDUM
TO:	Jaea Hahn Senior Counsel U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President, Legal and Associate General Counsel Jackson National Asset Management, LLC
DATE:	March 5, 2021
SUBJECT:	Response to comments to the registration statement filed on Form N-1A on December 11, 2020 (the “Registration Statement”) for JNL Series Trust (the “Registrant”) File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments to the Registration Statement that the Registrant received via telephone on January 29, 2021.

The comments are set forth below in italics, with responses immediately following.

A.	General Comments
(Applicable to all funds unless otherwise noted)

1.
Please respond to the comments provided in an Edgar correspondence filing in advance of the definitive filing and also remove the brackets and update any missing information. Additionally, note that the Registrant understands that it is responsible for the accuracy or inaccuracy of the Registration Statement notwithstanding any review, comments, action, or inaction on the part of the Commission Staff.

RESPONSE: The Registrant confirms that any missing or bracketed information will be included in the Registration Statement before the definitive filing. Additionally, the Registrant understands that it is responsible for the accuracy or inaccuracy of the Registration Statement notwithstanding any review, comments, action, or inaction on the part of the Commission Staff.

2.	If a comment applies to multiple funds or sections in the filing, please apply the comment to all instances.

RESPONSE: The Registrant has made conforming changes, as applicable.

3.
For all funds, please update the disclosure in the “Expenses” section of the summary prospectus to state that the table describes the fees and expenses that you may pay if you “buy, hold, and sell” shares of the Fund.

RESPONSE: The Registrant has made the requested update.

4.	For all funds with alphabetized principal risk disclosures, please list principal risks in order of significance.

RESPONSE: The Registrant respectfully notes that, in response to the Commission Staff’s prior comments, most of the Funds list their principal risks in order of significance. The sub-advisers to certain Funds, however, have declined to list their principal risks in order of significance because those sub-advisers believe that the presentation of principal risks for such Funds is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. With respect to these sub-advised Funds, the Registrant respectfully declines the comment.

5.
Please consider if any disclosures need to be revised as a result of the significant market events that have occurred as a result of the COVID-19 pandemic. If no revisions are warranted, please supplementally explain why.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the below language included in the Registrant’s Statement of Additional Information (emphasis added). In addition, in connection with the definitive filing, the Registrant will add COVID-19 specific disclosure under “Market risk” in the “Principal Risks of Investing in the Fund” section for each Fund.

Recent Market Events.
COVID-19, the novel respiratory disease also known as “coronavirus,” which was first detected in China in December 2019, has now been declared a pandemic by the World Health Organization. The coronavirus has resulted in closing borders, enhanced health screenings, healthcare service shortages, quarantines, cancellations, disruptions to supply chains and vendor and customer activity, as well as general concern and uncertainty. The impact of infectious diseases across the world, but especially in developing or emerging market countries, may be more pronounced where less established health care systems exist or where health care systems are unprepared to handle the outbreak of a disease like the coronavirus. Health crises caused by the recent coronavirus outbreak may exacerbate other pre-existing political, social and economic risks in certain countries. The duration of the COVID-19 pandemic and its effects cannot be determined with certainty, and could prevent a Fund from executing advantageous investment decisions in a timely manner and negatively impact a Fund's ability to achieve its investment objective.

Market Disruption, Geopolitical Risk, and Natural and Environmental Disasters.
The Funds are subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the U.S. War, terrorism, global health crises and pandemics, and other geopolitical events have led, and in the future may lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and world economies and markets generally. For example, the recent COVID-19 pandemic has resulted, and may continue to result, in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn in economies throughout the world. Natural and environmental disasters and systemic market dislocations are also highly disruptive to economies and markets. Those events as well as other changes in non-U.S. and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the Funds’ investments. Any of these occurrences could disrupt the operations of the Funds and of the Funds' service providers.

6.
For all index funds employing a passive investment approach, please consider including a brief description (which may already be included in the statutory prospectus) of the index, including how the portfolio components are selected by the index, the weightings methodology, the frequency of rebalances or reconstitutions, and the number of components in the index (a stated range is also acceptable).

RESPONSE: The Registrant has made the requested update.

B.	Prospectus Comments

1.	JNL/American Funds Balanced Fund

a.
On page 2, in the “Principal Investment Strategies” section, please describe the Master Fund’s investments in “bonds and other intermediate and long-term debt securities” in greater detail, including the maturity, duration, credit quality, and issuer of the securities (for example, government, corporate, etc.).

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following paragraph of the “Principal Investment Strategies” section (emphasis added):

The Master Fund invests in a diversified portfolio of common stocks and other equity securities, bonds and other intermediate and long-term debt securities, and money market instruments (debt securities maturing in one year or less). The Master Fund may invest up to 15% of its assets in common stocks and other equity securities of issuers domiciled outside the United States and up to 5% of its assets in debt securities of issuers domiciled outside the United States. In addition, the Master Fund may invest up to 25% of its debt assets in lower quality debt securities (rated Ba1 or below and BB+ or below by Nationally Recognized Statistical Rating Organizations designated by the Master Fund or unrated but determined to be of equivalent quality by the Master Fund). Such securities are sometimes referred to as “junk bonds.”

The Registrant has otherwise reviewed its principal investment strategy and believes the current disclosure is appropriate.

b.
On page 2, please add disclosure to the “Principal Investment Strategies” section to correspond to the “U.S. Government securities risk” listed in the “Principal Risks of Investing in the Fund” section, or otherwise reconcile.

RESPONSE: The Registrant has updated the sentence as follows (new text is underlined):

The Master Fund invests in a diversified portfolio of common stocks and other equity securities, bonds and other intermediate and long-term debt securities, including U.S. Government securities, and money market instruments (debt securities maturing in one year or less).

c.	On page 5, in the “Performance” section, please include the former index for one year and explain the rationale for the change in indices.

RESPONSE: The Registrant confirms that the former index will be included for a one-year period and that a rationale for the change in indices will be provided.

2.	JNL/American Funds Bond Fund of America Fund

a.
It appears that the Fund will investment significantly in junk bonds and unrated debt securities. Given the Fund’s liquidity profile, please supplementally explain how the Fund’s investment strategy is appropriate for an open-end fund structure. Your response should include a description of how general market data is assessed and information about the factors referenced in the release adopting Rule 22e-4, Release No. 32315, pages 154-155.

RESPONSE: The Registrant notes that the Fund is structured as a “feeder fund” and exclusively invests in its corresponding Master Fund, which is an open-end mutual fund. Consistent with Question 23 in the “Investment Company Liquidity Risk Management Programs Frequently Asked Questions” [Feb. 21, 2018], the Registrant generally focuses on the Master Fund’s ordinary redemption rights or practices and would “look through” to the Master Fund’s underlying investments only under circumstances when the Fund has a reason to believe that the Master Fund may not be able to honor those rights or meet redemptions in accordance with its customary practice. The Registrant does not have a reason to believe that the Master Fund may not be able to honor those rights or meet redemptions in accordance with its customary practice. Accordingly, the Registrant believes the Fund’s investment strategy is appropriate for an open-end fund structure.

b.
On page 8, in the “Principal Investment Strategies” section, it states that the Master Fund may invest in certain derivative instruments, such as futures contracts and swaps. Please clarify how the Master Funds intends to use these instruments. For example, is it for hedging or speculative purposes?

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following sentence in the “Principal Investment Strategies” section of the statutory prospectus:

The Master Fund may invest in certain derivative instruments, such as futures contracts and interest rate swaps in order to seek to manage the Master Fund’s sensitivity to interest rates, and in credit default swap indices, or CDX, in order to assume exposure to a diversified portfolio of credits or to hedge against existing credit risks.

c.
On page 8, please add disclosure to the “Principal Investment Strategies” section to correspond to the “U.S. Government securities risk” listed in the “Principal Risks of Investing in the Fund” section, or otherwise reconcile.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following sentence in the “Principal Investment Strategies” section (emphasis added):

The Master Fund invests at least 65% of its assets in investment-grade debt securities (rated Baa3 or better or BBB– or better by Nationally Recognized Statistical Rating Organizations, or NRSROs, designated by the Master Fund’s investment adviser or unrated but determined to be of equivalent quality by the Master Fund’s investment adviser), including cash and cash equivalents, securities issued and guaranteed by the U.S. and other governments, and securities backed by mortgages and other assets.

d.
On page 11, in the “Tax Information” section, it states that the Fund expects to be treated as a partnership for U.S. federal tax purposes. Please clarify what effect the Fund’s tax status has on contract owners. If no effect, please supplementally state so.

RESPONSE: The Fund serves as a funding vehicle for variable annuity contracts and/or variable life insurance contracts (the “Contracts”) offered by certain insurance companies (each, and “Insurance Company”). Each Insurance Company establishes separate accounts that in turn purchase shares of the Fund in order to fund the Insurance Company's obligations to the holders of the Contracts (“Contract Owners”) under Contracts. The Fund’s status as a partnership is not expected to have an effect on Contract Owners.

3.	JNL/American Funds Capital Income Builder Fund

a.	On page 13, in the “Principal Investment Strategies” section, please clarify if the Master Fund invests in emerging market countries and how “emerging markets” is defined.

RESPONSE: The Registrant confirms that the Master Fund does not invest in emerging markets as a principal investment strategy. Accordingly, the Registrant respectfully declines the comment.

4.	JNL/American Funds Capital World Bond Fund

a.	On page 19, in the “Principal Investment Strategies” section, please clarify if the Master Fund invests in emerging market countries and how emerging markets is defined.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following disclosure in the “Non-Fundamental Policies and Risks Applicable to the AFIS Master Funds and JNL/American Funds Feeder Funds” section, sub-section “AFIS Master Funds” in the Statement of Additional Information (emphasis added):

Investing in Emerging Markets. Investing in emerging markets may involve risks in addition to and greater than those generally associated with investing in the securities markets of developed countries. For instance, developing countries may have less developed legal and accounting systems than those in developed countries. The governments of these countries may be less stable and more likely to impose capital controls, nationalize a company or industry, place restrictions on foreign ownership and on withdrawing sale proceeds of securities from the country, and/or impose punitive taxes that could adversely affect the prices of securities. In addition, the economies of these countries may be dependent on relatively few industries that are more susceptible to local and global changes. Securities markets in these countries can also be relatively small and have substantially lower trading volumes. As a result, securities issued in these countries may be more volatile and less liquid, and may be more difficult to value, than securities issued in countries with more developed economies and/or markets. Additionally, there may be increased settlement risks for transactions in local securities.

Although there is no universally accepted definition, CRMC generally considers an emerging market to be a market that is in the earlier stages of its industrialization cycle with a low per capita gross domestic product (“GDP”) and a low market capitalization to GDP ratio relative to those in the United States and the European Union, and would include markets commonly referred to as “frontier markets.”

5.	JNL/American Funds® Global Growth Fund

a.	On page 26, please add disclosure to the “Principal Investment Strategies” section to correspond to the “European investment risk” listed in the “Principal Risks of Investing in the Fund” section.

RESPONSE: The Registrant has removed “European investment risk” as a principal risk of the Fund.

6.	JNL/American Funds Global Small Capitalization Fund

a.	On page 32, please add disclosure to the “Principal Investment Strategies” section to correspond to the “European investment risk” listed in the “Principal Risks of Investing in the Fund” section.

RESPONSE: The Registrant has removed “European investment risk” as a principal risk of the Fund.

b.	On page 34, “Mid-capitalization and small-capitalization investing risk” and “Small-capitalization investing risk” are listed as principal risks of the Fund. Please consider consolidating these risks.

RESPONSE: The Registrant has made the requested update.

7.	JNL/American Funds® Growth Fund

a.	On page 38, please add disclosure to the “Principal Investment Strategies” section identifying where the Master Fund may invest outside of the U.S.

RESPONSE: The Registrant has updated the sentence as follows (new text is underlined):

The Master Fund may invest up to 25% of its assets in common stocks and other securities (including convertible and nonconvertible preferred stocks, bonds, and other debt securities) of issuers domiciled outside the U.S., including, to a more limited extent, in emerging markets.

b.
On page 38, in the “Principal Investment Strategies” section, it states that “Although the Master Fund focuses on investments in medium to larger capitalization companies, the Master Fund’s investments are not limited to a particular capitalization size.” Please consider adding “Mid-capitalization investing risk” as a principal risk.

RESPONSE: The Registrant has made the requested update.

8.	JNL/American Funds International Fund

a.	On page 48, please add disclosure to the “Principal Investment Strategies” section identifying where the Master Fund may investment outside of the U.S.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following sentence in the “Principal Investment Strategies” section (emphasis added):

The Master Fund seeks to make your investment grow over time by investing primarily in common stocks of companies domiciled outside the United States, including companies domiciled in emerging markets, that the investment adviser of the Master Fund believes have the potential for growth.

b.	On page 48, in the “Principal Investment Strategies” section, please clarify how “emerging markets” is defined.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following disclosure in the “Non-Fundamental Policies and Risks Applicable to the AFIS Master Funds and JNL/American Funds Feeder Funds” section, sub-section “AFIS Master Funds” in the Statement of Additional Information (emphasis added):

Investing in Emerging Markets. Investing in emerging markets may involve risks in addition to and greater than those generally associated with investing in the securities markets of developed countries. For instance, developing countries may have less developed legal and accounting systems than those in developed countries. The governments of these countries may be less stable and more likely to impose capital controls, nationalize a company or industry, place restrictions on foreign ownership and on withdrawing sale proceeds of securities from the country, and/or impose punitive taxes that could adversely affect the prices of securities. In addition, the economies of these countries may be dependent on relatively few industries that are more susceptible to local and global changes. Securities markets in these countries can also be relatively small and have substantially lower trading volumes. As a result, securities issued in these countries may be more volatile and less liquid, and may be more difficult to value, than securities issued in countries with more developed economies and/or markets. Additionally, there may be increased settlement risks for transactions in local securities.

Although there is no universally accepted definition, CRMC generally considers an emerging market to be a market that is in the earlier stages of its industrialization cycle with a low per capita gross domestic product (“GDP”) and a low market capitalization to GDP ratio relative to those in the United States and the European Union, and would include markets commonly referred to as “frontier markets.”

9.	JNL/American Funds New World Fund

a.
On page 54, in the “Principal Investment Strategies” section, please describe the Master Fund’s investments in “debt securities” in greater detail, including the maturity, duration, credit quality, and issuer of the securities (for example, government, corporate, etc.)

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following paragraph of the “Principal Investment Strategies” section (emphasis added):

The Master Fund may also invest in debt securities of issuers including issuers of lower-rated bonds (rated Ba1 or below and BB+ or below by Nationally Recognized Statistical Rating Organizations designated by the Master Fund’s investment adviser or unrated but determined to be of equivalent quality by the Master Fund’s investment adviser), with exposure to these countries. Bonds rated Ba1 or BB+ or below are sometimes referred to as “junk bonds.” Under normal market conditions, the Master Fund will invest at least 35% of its assets in equity and debt securities of issuers primarily based in qualified countries that have developing economies and/or markets. The securities markets of these countries may be referred to as emerging markets. In determining whether a country is qualified, the Master Fund’s investment adviser will consider such factors as the country’s per capita gross domestic product; the percentage of the country’s economy that is industrialized; market capital as a percentage of gross domestic product; the overall regulatory environment; the presence of government regulation limiting or banning foreign ownership; and restrictions on repatriation of initial capital, dividends, interest and/or capital gains. The investment adviser to the Master Fund maintains a list of qualified countries and securities in which the Master Fund may invest.

b.	On page 54, in the “Principal Investment Strategies” section, please clarify whether there are any asset allocation requirements between equity securities and debt securities.

RESPONSE: The Registrant confirms that the Master Fund does not have any specified asset allocation requirements between equity securities and debt securities. Accordingly, the Registrant respectfully declines the comment.

c.	On page 54, in the "Principal Investement Strategies" section, please clarify whether the Master Fund will concentrate its investments in any particular countries, geographic areas, or industries.

RESPONSE: The Registrant confirms that the Fund, through its Master Fund, will not concentrate its investments in any particular countries, geographic areas, or industries.

d.
On page 54, in the “Principal Investment Strategies” section, it states, “The investment adviser to the Master Fund maintains a list of qualified countries and securities in which the Master Fund may invest.” Please clarify how the adviser determines that a country is a qualified country or a security is a qualified security. Please also clarify whether the list is available to investors, how often the list is reviewed, and how often the list is reconstituted.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

Please refer to the statutory prospectus for a list of qualified countries.

Additionally, the Registrant respectfully directs the Commission Staff’s attention to the following paragraph in the statutory prospectus (emphasis added):

In determining whether a country is qualified, the Master Fund’s investment adviser will consider such factors as the country’s per capita gross domestic product; the percentage of the country’s economy that is industrialized; market capital as a percentage of gross domestic product; the overall regulatory environment; the presence of government regulation limiting or banning foreign ownership; and restrictions on repatriation of initial capital, dividends, interest and/or capital gains. The investment adviser to the Master Fund maintains a list of qualified countries and securities in which the Master Fund may invest. Qualified developing countries in which the Master Fund may invest currently include, but are not limited to, Argentina, Bahrain, Bangladesh, Belarus, Belize, Bolivia, Botswana, Brazil, Bulgaria, Chile, China, Colombia, Costa Rica, Côte d’Ivoire, Croatia, Cyprus, Czech Republic, Dominican Republic, Ecuador, Egypt, El Salvador, Estonia, Gabon, Ghana, Greece, Hungary, India, Indonesia, Iraq, Jamaica, Jordan, Kazakhstan, Kenya, Kuwait, Latvia, Lebanon, Lithuania, Macau, Malaysia, Malta, Mauritius, Mexico, Morocco, Nigeria, Oman, Pakistan, Panama, Paraguay, Peru, Philippines, Poland, Qatar, Romania, Russian Federation, Saudi Arabia, Serbia, Slovakia, Slovenia, South Africa, Sri Lanka, Thailand, Trinidad and Tobago, Tunisia, Turkey, Ukraine, United Arab Emirates, Uruguay, Venezuela, Vietnam and Zambia.

10.	JNL/American Funds Washington Mutual Investors Fund

a.
On page 61, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Financial services risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant has removed “Financial services risk” as a principal risk of the Fund.

11.	JNL Multi-Manager Alternative Fund

a.	On page 66, under the “Equity Long/Short Strategies” heading of the “Principal Investment Strategies” section, please update the reference from “high yield bonds” to “junk bonds.”

RESPONSE: The Registrant has made the requested update.

b.
On pages 66-68, in the “Principal Investment Strategies” section, please clarify if each sleeve defines “emerging markets” in the same way [as the Boston Partners’ sleeve] or if each sleeve has its own definition of “emerging markets.”

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

An “emerging market country” is a country that, at the time of investment, is classified as an emerging or developing country by any supranational organization such as an institution in the World Bank Group or the United Nations, or similar entity, or is considered an emerging market country for purposes of constructing a major emerging market securities index.

c.
On pages 66-68, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Financial services risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant has removed “Financial services risk” as a principal risk of the Fund.

d.
On page 71, in the “Performance” section, it states that the Fund will be the surviving fund in a reorganization effective April 26, 2021. Please supplementally confirm that the Fund’s principal investment strategy will not change as a result of the reorganization.

RESPONSE: The Registrant confirms that the Fund’s principal investment strategy will not change as a result of the reorganization.

12.	JNL Multi-Manager International Small Cap Fund

a.
On page 85, in the “Performance” section, it states that the Fund will be the surviving fund in a reorganization effective April 26, 2021. Please supplementally confirm that the Fund’s principal investment strategy will not change as a result of the reorganization.

RESPONSE: The Registrant confirms that the Fund’s principal investment strategy will not change as a result of the reorganization.

13.	JNL Multi-Manager Small Cap Growth Fund

a.
On page 96, in the “Performance” section, it states that the Fund will be the surviving fund in a reorganization effective April 26, 2021. Please supplementally confirm that the Fund’s principal investment strategy will not change as a result of the reorganization.

RESPONSE: The Registrant confirms that the Fund’s principal investment strategy will not change as a result of the reorganization.

14.	JNL Multi-Manager Small Cap Value Fund

a.
On page 103, in the “Performance” section, it states that the Fund will be the surviving fund in a reorganization effective April 26, 2021. Please supplementally confirm that the Fund’s principal investment strategy will not change as a result of the reorganization.

RESPONSE: The Registrant confirms that the Fund’s principal investment strategy will not change as a result of the reorganization.

15.	JNL/American Funds Growth Allocation Fund

a.	On page 130, please clarify if the underlying funds may invest in securities issued by foreign issuers, including those that may be in emerging markets.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section (next text is underlined):

Some of the Underlying Funds may invest in securities issued by companies located in countries outside the United States, including a range of developed and emerging market countries. Fund investments may include Underlying Funds that invest in foreign bonds denominated in currencies other than U.S. dollars as well as Underlying Funds that invest exclusively in bonds of U.S. issuers.

Additionally, the Registrant has added “Foreign securities risk” as a principal risk of the Fund.

b.
On page 130, please add disclosure to the “Principal Investment Strategies” section to correspond to ”Foreign investing risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to “Foreign regulatory risk,” which is listed as a principal risk of the Fund and copied below, and not “Foreign investing risk,” which is not listed as a principal risk of the Fund.

Foreign regulatory risk – The Adviser is a subsidiary of Jackson. Jackson is a wholly owned subsidiary of Jackson Financial Inc., which is a subsidiary of Prudential plc. Prudential plc is a publicly traded company incorporated in the United Kingdom and is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America, or with The Prudential Assurance Company Ltd, a subsidiary of M&G plc, a company incorporated in the United Kingdom. Through its ownership structure, the Adviser has a number of global financial industry affiliates. As a result of this structure, and the asset management and financial industry business activities of the Adviser and its affiliates, the Adviser and the Fund may be prohibited or limited in effecting transactions in certain securities. Additionally, the Adviser and the Fund may encounter trading limitations or restrictions because of aggregation issues or other foreign regulatory requirements. Foreign regulators or foreign laws may impose position limits on securities held by the Fund, and the Fund may be limited as to which securities it may purchase or sell, as well as the timing of such purchases or sales. These foreign regulatory limits may increase the Fund’s expenses and may limit the Fund’s performance.

c.
On page 130, in the “Principal Investment Strategies” section, please describe the underlying funds’ investments in fixed income holdings in greater detail, including the maturity, duration, credit quality, and issuer of the securities (for example, government, corporate, etc.).

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section (next text is underlined):

Fund investments may include Underlying Funds that invest in foreign bonds denominated in currencies other than U.S. dollars as well as Underlying Funds that invest exclusively in bonds of U.S. issuers. The Underlying Funds may invest in a variety of sectors and credit qualities, including government bonds, inflation-linked bonds, investment grade corporate bonds, high yield corporate bonds (commonly referred to as “junk bonds”), mortgages, and emerging market debt. Under normal circumstances, the Adviser seeks to maintain a portfolio of intermediate duration within investment grade debt.

16.	JNL/AQR Large Cap Defensive Style Fund

a.	On page 135, in the “Principal Investment Strategies” section, please clarify whether the issuers that the Fund invests in are located in the U.S.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section (next text is underlined):

The Fund pursues a “defensive” investment style, seeking to provide downside protection with upside potential through active stock selection, risk management, and diversification. The Fund pursues its objective by investing, under normal market conditions, at least 80% of its net assets (including any borrowings for investment purposes) in “Equity Instruments” of large-capitalization issuers. The Fund primarily invests in large-capitalization issuers located in the United States. Equity Instruments include common stock, preferred stock, warrants, exchange-traded funds that invest in equity securities, stock index futures, real estate investment trusts, and other derivative instruments where the reference asset is an equity security. As of the date of this prospectus, AQR Capital Management, LLC, the Fund’s sub-adviser (“Sub-Adviser”), generally considers large-cap issuers to be those issuers with market capitalizations within the range of the MSCI USA Index at the time of purchase. As of December 31, 2020, the market capitalization of the companies comprising the MSCI USA Index ranged from $[____] billion to $[____] trillion. The Fund can invest in companies of any size and may invest in small- and mid-cap companies from time to time in the discretion of the Sub-Adviser.

b.
On page 135, in the “Principal Risks of Investing in the Fund” section, please consider tailoring “Company risk” to the Fund’s principal investment strategy. For example, please consider whether the reference to “foreign” should be removed as the Fund does not appear to invest in foreign-traded equity securities.

RESPONSE: The Registrant has reviewed the principal risk and believes the current disclosure is appropriate.

c.
On page 135, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Hedging transactions risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following paragraph of the “Principal Investment Strategies” section (emphasis added):

The Fund may also invest in or use financial futures contracts as well as exchange-traded funds and similar pooled investment vehicles for hedging purposes, to gain exposure to the equity market and to maintain liquidity to pay for redemptions.

d.
On page 135, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Investment in other investment companies risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following paragraph of the “Principal Investment Strategies” section (emphasis added):

The Fund may also invest in or use financial futures contracts as well as exchange-traded funds and similar pooled investment vehicles for hedging purposes, to gain exposure to the equity market and to maintain liquidity to pay for redemptions. The Fund may invest in short-term instruments, including U.S. Government securities, bank certificates of deposit, money market instruments or funds, and such other liquid investments deemed appropriate by the Sub-Adviser. The Fund may invest in these securities without limit for temporary defensive purposes.

e.
On page 136, in the “Principal Risks of Investing in the Fund” section, please confirm if “Mid-capitalization investing risk” and “Small-capitalization investing risk” are principal risks of the Fund (as the Fund’s name indicates its focus is large cap).

RESPONSE: The Registrant confirms that “Mid-capitalization investing risk” is a principal risk of the Fund and that “Small-capitalization investing risk” has been removed as a principal risk and added as an additional risk.

f. On page 137, in the “Performance” section, it states that the Fund will be the surviving fund in a reorganization effective April 26, 2021. Please supplementally confirm that the Fund’s principal investment strategy will not change as a result of the reorganization.

RESPONSE: The Registrant confirms that the Fund’s principal investment strategy will not change as a result of the reorganization.

17.	JNL/Baillie Gifford International Growth Fund

a.
On page 140, the third paragraph of the “Principal Investment Strategies” section states that the Fund may invest in Rule 144A and Regulation S securities. Given the Fund’s liquidity profile, please supplementally explain how the Fund’s investment strategy is appropriate for an open-end fund structure. Your response should include a description of how general market data is assessed and information about the factors referenced in the release adopting Rule 22e-4, Release No. 32315, pages 154-155.

RESPONSE: Pursuant to Rule 22e-4 (the “Liquidity Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), the Registrant’s Board of Trustees, including a majority of Trustees who are not interested Trustees (the “Board”), on behalf of each series thereof (each a “Fund” and collectively, the “Funds”), has adopted a liquidity risk management program (the “Program”) for the purpose of assessing and managing each Fund’s liquidity risk. The Program is reasonably designed to assess and manage the Funds’ liquidity risk, including, but not limited to: (i) reducing the risk that a Fund will be unable to meet shareholder redemption requests; (ii) protecting the value of shares of existing shareholders from significant dilution due to redemptions; (iii) providing investors with information regarding how liquidity is managed, including the timing and manner of shareholder redemptions; and (iv) ensuring that each Fund’s investment strategy is appropriate in a 1940 Act, open-end construct.

The Program is overseen by the Liquidity Risk Management Committee (“LRMC”), a committee designated by the Funds’ investment adviser, in consultation with each Fund’s sub-adviser, if applicable.

In accordance with the requirements of Liquidity Rule, the LRMC assesses the liquidity of the Fund’s holdings and classifies the holdings. In doing so, the LRMC considers those factors it believes are relevant to assessing the liquidity of each investment type, such as (1) the Fund’s investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions, including: whether the investment strategy is appropriate for an open-end Fund, the extent to which the strategy involves a relatively concentrated portfolio or large positions in particular issuers, and the use of borrowings and derivatives for investment purposes; (2) the Fund’s short-term and long-term cash flow projections during both normal and reasonably foreseeable stressed conditions; (3) the Fund’s holdings of cash and cash equivalents, as well as borrowing arrangements and other funding sources.

The investment adviser, through the LRMC and in consultation with the sub-adviser and a third-party service provider, classifies the Fund’s holdings into categories. In determining and reviewing the Fund’s liquidity classifications, the LRMC takes into account relevant market, trading and investment-specific characteristics including the following factors, as applicable:

•	Existence of an active market for the investment, including whether the investment is listed on an exchange, as well as the number, diversity, and quality of market participants;
•	Frequency of trades or quotes for the investment and average daily trading volume of the investment (regardless of whether the investment is a security traded on an exchange);

•	Volatility of trading prices for the investment;
•	Bid-ask spreads for the investment;
•	Whether the investment has a relatively standardized and simple structure;
•	For fixed income securities, maturity and date of issue;
•	Restrictions on trading of the investment and limitations on transfer of the investment;
•	The size of the Fund’s position in the investment relative to the investment’s average daily trading volume and, as applicable, the number of units of the investment outstanding; and
•	Relationship of the investment to another portfolio investment.

All of the above as well as, among other things, the Fund’s sub-adviser’s extensive experience managing the asset classes at issue in a wide variety of market conditions, including, recently, those involving significant stress, were considered in assessing whether the Fund’s investment strategy is appropriate for an open-end fund structure.

b.
Please reconcile the disclosure in the “Principal Investment Strategies” section that Rule 144A securities and Regulation S securities are typically treated as liquid with the corresponding disclosure in the “Principal Risks of Investing in the Fund” section, which states otherwise.

RESPONSE: The Registrant notes that the principal investment strategy and corresponding principal risk of the Fund with respect to Rule 144A securities states that such securities are “offered as exempt from registration with the SEC,” meaning that they are restricted securities “but may be treated as liquid securities because there is a market for such securities.” With respect to Regulation S securities, the principal investment strategy states that such securities are issued through private offerings and, consistent with such disclosure, the corresponding principal risk states that such securities may be less liquid than publicly traded securities. The disclosure does not state that Regulation S securities may be treated as liquid, though the adviser may make such a determination under the Fund’s liquidity risk management program. Accordingly, the Registrant believes the principal investment strategy and principal risk disclosures with respect to such securities are appropriate.

c.
On page 140, in the fourth paragraph of the “Principal Investment Strategies” section, please explain what is meant by “ideas” and “research trips” in the following sentence: “Ideas can come from a wide variety of sources, including, but not limited to, research trips, company meetings, and relationships with industry thought leaders and academics.”

RESPONSE: The Registrant has updated the sentence as follows (new text is underlined and deleted text is stricken):

Ideas regarding potential companies to add to the Fund’s portfolio can come from a wide variety of sources, including, but not limited to, ~~research trips, company~~ meetings with companies’ management teams and other stakeholders~~,~~ and relationships with industry thought leaders and academics.

d.
On page 140, in the fourth paragraph of the “Principal Investment Strategies” section, please describe how the factors in the following sentence will be assessed (e.g., is there a specific region that will be targeted?): “Stock ideas will be researched to assess a range of factors, including: geographic and industry positioning, competitive advantage, management, financial strength and valuation.” Please also explain what is meant by “industry positioning” in the noted sentence.

RESPONSE: The Registrant has updated the sentence as follows (new text is underlined):

Stock ideas will be researched to assess a range of factors, including: a company’s geographic and industry positioning relating to its products and services (both current position and future potential), its competitive advantage over its competitors, its management team, its financial strength, and its valuation.

e.	On page 140, in the fourth paragraph of the “Principal Investment Strategies” section, please delete the last sentence as it appears to be repetitive.

RESPONSE: The Registrant has removed this sentence.

f.
On page 140, please add disclosure to the “Principal Investment Strategies” section to correspond to “Asian investment risk” and “China risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile. Additionally, please expand the disclosure in the “Principal Investment Strategies” section to clarify whether China is considered a developed country or an emerging markets country.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following paragraph of the “Principal Investment Strategies” section (emphasis added):

The Fund seeks to meet its objective by investing in a diversified, international portfolio of common stocks and other equity securities of issuers located in countries of developed and emerging markets.

The Registrant believes this appropriately includes investments in Asian and Chinese securities. Further, “China risk” states that the Chinese economy is generally considered an emerging market, consistent with its designation by international trade organizations and by index providers. The Fund has flexibility to invest in developed countries internationally and is not limited to developed countries in Europe. As such, the Registrant believes the disclosure is appropriate.

g.
On page 140, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Concentration risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile. Additionally, if the Fund currently concentrates its investments in any particular industries or sectors, please identify such industries or sectors.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following sentence in the fourth paragraph of the “Principal Investment Strategies” section:

The intended outcome is a diversified portfolio of at least 50 growth companies with the potential to outperform the benchmark over the long term.

The Registrant respectfully notes that this is a high conviction fund that invests in a portfolio of at least 50 companies. The portfolio management team weighs individual positions based on their level of conviction. Accordingly, the Registrant believes the current disclosure is appropriate.

h.
On page 140, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Investments in IPOs risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following paragraph of the “Principal Investment Strategies” section (emphasis added):

The Fund may invest in issuers of any market capitalization and may participate in initial public offerings (“IPOs”) and in securities offerings that are not registered in the United States.

i. On page 142, in the “Principal Risks of Investing in the Fund” section, please consider removing “Settlement risk” or moving it to the statutory prospectus or the Statement of Additional Information as loans are not identified as a principal investment strategy of the Fund.

RESPONSE: The Registrant has removed “Settlement risk” as a principal risk of the Fund.

18.	JNL/Baillie Gifford U.S. Equity Growth Fund

a.
On page 146, in the “Principal Investment Strategies” section, please describe how the Fund characterizes issuers with a market capitalization of more than $1.5 billion at the time of purchase as the Fund includes both “Large-capitalization investing risk” and “Mid-capitalization and small-capitalization investing risk” as principal risks.

RESPONSE: The Registrant notes that the Fund may invest in securities of issuers with any market capitalization and may therefore focus its investments in large, mid- or small capitalization companies. As a result, the Fund has the potential for both “Large-capitalization investing risk” and “Mid-capitalization and small-capitalization investing risk.”

b.
On page 146, in the “Principal Investment Strategies” section, it states that the Fund will invest in a portfolio of between 30-50 growth companies. Please supplementally explain how the universe of issuers with a market capitalization of more than $1.5 billion is narrowed down to 30-50 growth companies.

RESPONSE: The Fund selects stocks for inclusion in the portfolio based on the strength of their individual investment profiles. For each stock, the portfolio management team assesses the potential value of the company over at least a five-year period and compares that to the current share price. The portfolio management team believes that stock markets often underestimate the value of companies with the potential for growth at a faster rate than their peers. Specifically, the portfolio management team looks for companies with a clear sense of corporate purpose and that are run by management teams that the portfolio management team believes have sufficient ambition and ability to drive substantial revenue and earnings growth.

c.	On page 146, in the “Principal Investment Strategies” section, please explain the Fund’s bottom-up approach in plain English and how the Fund characterizes growth companies.

RESPONSE: The Registrant has updated the disclosure. Please see the responses to 18.d and 18.e. below.

d.
On page 146, in the third paragraph of the “Principal Investment Strategies” section, please explain what is meant by “ideas” and “research trips” in the following sentence: “Ideas can come from a wide variety of sources, including, but not limited to, research trips, company meetings, and relationships with industry thought leaders and academics.”

The Registrant has updated the sentence as follows (new text is underlined and deleted text is stricken):

Ideas regarding potential companies to add to the Fund’s portfolio can come from a wide variety of sources, including, but not limited to, ~~research trips, company~~ meetings with companies’ management teams and other stakeholders~~,~~ and relationships with industry thought leaders and academics.

e.
On page 146, in the third paragraph of the “Principal Investment Strategies” section, please describe how the factors in the following sentence will be assessed (e.g., is there a specific region that will be targeted?): “Stock ideas will be researched to assess a range of factors, including: geographic and industry positioning, competitive advantage, management, financial strength and valuation.” Please also explain what is meant by “industry positioning” in the noted sentence.

RESPONSE: The Registrant has updated the sentence as follows (new text is underlined):

Stock ideas will be researched to assess a range of factors, including: a company’s geographic and industry positioning relating to its products and services (both current position and future potential), its competitive advantage over its competitors, its management team, its financial strength, and its valuation.

f.
On page 146, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Concentration risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile. Additionally, if the Fund currently concentrates its investments in any particular industries or sectors, please identify such industries or sectors.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following sentence in the third paragraph of the “Principal Investment Strategies” section:

The Fund’s sub-adviser, Baillie Gifford Overseas Limited (“Sub-Adviser”), employs a bottom-up approach to stock selection and selects companies without regard to a benchmark, generally investing in a portfolio of between 30-50 growth companies.

The Registrant respectfully notes that this is a high conviction fund that invests in a portfolio of at least 50 companies. The portfolio management team weighs individual positions based on their level of conviction.. Accordingly, the Registrant believes the current disclosure is appropriate.

g.	On page 147, in the “Portfolio Management” section, please remove the footnote to the portfolio managers table as it is neither required nor permitted by Form N-1A.

RESPONSE: The Registrant respectfully declines this comment. The Registrant notes that the footnote serves to explain why two of the four listed portfolio managers are employed by a Baillie Gifford entity (i.e., Baillie Gifford & Co.) that is different from the entity listed under the header “Sub-Adviser” (i.e., Baillie Gifford Overseas Limited) in the “Portfolio Management” section. The Registrant believes that this disclosure is helpful to shareholders.

19.	JNL/BlackRock Advantage International Fund

a.	On page 149, in the “Principal Investment Strategies” section, please briefly describe the criteria used to select countries for inclusion in the MSCI EAFE® Index.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following sentence in the first paragraph of the "Principal Investment Strategies” section:

The Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity, and industry group representation.

The Registrant also has added the following disclosure to the “Principal Investment Strategies” section:

As of the date of this prospectus, the countries represented by the MSCI EAFE Index include: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

b.
On page 149, in the fourth paragraph of the “Principal Investment Strategies” section, please clarify if the Fund will make investments in affiliated or unaffiliated ETFs to gain exposure to commodity markets. Additionally, please supplementally clarify how the Fund will comply with Section 12 of the Investment Company Act of 1940, as amended.

RESPONSE: The Registrant confirms that the Fund does not intend to invest in affiliated or unaffiliated ETFs to gain exposure to commodity markets and has removed this disclosure. Additionally, to the extent, if any, that the Fund invests in affiliated or unaffiliated ETFs, it will do so within the limits of Section 12 of the 1940 Act.

c.	On pages 149-150, if the Fund intends to invest principally in ETFs, please add “Investment in other investment companies risk” to the “Principal Risks of Investing in the Fund” section.

RESPONSE: The Registrant confirms that the Fund does not intend to invest principally in ETFs and has removed this disclosure.

d.	Given the Fund’s index, if the Fund intends to invest significantly in the United Kingdom, please consider whether disclosure should be added relating to Brexit.

RESPONSE: The Registrant has added “European investment risk” as a principal risk of the Fund, which includes disclosure relating to Brexit (emphasis added):

European investment risk – Investing in Europe involves many of the same risks as investing in foreign securities. In addition, since Europe includes both developed and emerging markets, investments by the Fund will be subject to the risks associated with investments in such markets. Performance is expected to be closely tied to social, political, and economic conditions within Europe and to be more volatile than the performance of more geographically diversified funds. Additionally, the United Kingdom's withdrawal from the EU, commonly known as “Brexit,” may have significant political and financial consequences for Eurozone markets, including greater market volatility and illiquidity, currency fluctuations, deterioration in economic activity, a decrease in business confidence and an increased likelihood of a recession in the United Kingdom and the EU. The withdrawal agreement entered into between the United Kingdom and the EU entered into force on January 31, 2020, at which time the United Kingdom ceased to be a member of the EU. Following the withdrawal, there will be an eleven-month transition period, ending December 31, 2020, during which the United Kingdom will negotiate its future relationship with the EU. Brexit has already resulted in significant volatility in European and global financial markets and uncertainty about the integrity and functioning of the EU, both of which may persist for an extended period of time.

e.
On page 149, in the “Principal Risks of Investing in the Fund” section, “Foreign securities risk” includes reference to emerging market countries but the Fund’s index includes only companies in developed markets. Please update the risk to clarify that the Fund will not invest in emerging market countries.

RESPONSE: The Registrant has reviewed the risk and believes the current disclosure is appropriate.

f.
On page 149, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Mid-capitalization investing risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section (emphasis added):

Under normal circumstances, the Fund seeks to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in non-U.S. equity securities and equity-like instruments of companies that are components of the companies included in the MSCI EAFE® Index (the “Index”) and derivatives that are tied economically to securities of the Index. The Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity, and industry group representation. The Fund’s sub-adviser, BlackRock Investment Management, LLC (“Sub-Adviser”) may invest in securities of medium-capitalization companies. The Sub-Adviser defines mid-capitalization companies as companies with market capitalization of approximately $5 billion to $15 billion, at the time of purchase. Equity securities include common stock, preferred stock, and convertible securities. The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities.

20.	JNL/BlackRock Global Allocation Fund

a.
On pages 154-155, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Privately placed securities risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant has removed “Privately placed securities risk” as a principal risk of the Fund.

21.	JNL/BlackRock Global Natural Resources Fund

a.
On page 164, in the “Principal Investment Strategies” section, it states that the Fund may invest in securities of issuers with any market capitalization, but only “Mid-capitalization investing risk” is listed as a principal risk. Please reconcile.

RESPONSE: The Registrant has added “Large-capitalization investing risk” as a principal risk of the Fund and confirms that “Small-capitalization investing risk” is not currently a principal risk of the Fund.

b.
On page 167, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Securities lending risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant has removed “Securities lending risk” as a principal risk of the Fund.

c.
On page 167, in the “Performance” section, it states that the Fund will be the surviving fund in a reorganization effective April 26, 2021. Please supplementally confirm that the Fund’s strategy will not change as a result of the reorganization.

RESPONSE: The Registrant has removed this language and confirms that the Fund is not being combined with the JNL/Neuberger Berman Commodity Strategy Fund on April 26, 2021.

22.	JNL/BlackRock Large Cap Select Growth Fund

a.
On page 171, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Financial services risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant has updated the disclosure in the “Principal Investment Strategies” section as follows (new text is underlined):

The Fund maintains the flexibility to invest in securities of companies from a variety of sectors, but from time to time, based on economic conditions, the Fund may have significant investments in particular sectors, including but not limited to the financial services sector and the information technology sector.

b.
On page 171, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Information technology sector risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant has updated the disclosure in the “Principal Investment Strategies” section as follows (new text is underlined):

The Fund maintains the flexibility to invest in securities of companies from a variety of sectors, but from time to time, based on economic conditions, the Fund may have significant investments in particular sectors, including but not limited to the financial services sector and the information technology sector.

23.	JNL/Causeway International Value Select Fund

a.	On page 177, please clarify in the “Principal Investment Strategies” section if the Fund invests only in developed countries in Europe.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following paragraph of the “Principal Investment Strategies” section:

The Fund invests primarily in common stocks of companies in developed countries outside the U.S. Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in stocks of companies in a number of foreign countries and invests the majority of its total assets in companies that pay dividends or repurchase their shares. The Fund may invest up to 15% of its total assets in companies in emerging (less developed) markets.

The Fund has flexibility to invest in developed countries internationally and is not limited to developed countries in Europe. As such, the Registrant believes the disclosure is appropriate.

b.
On page 177, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Financial services risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant has removed “Financial services risk” as a principal risk of the Fund.

c.
On page 179, in the “Principal Risks of Investing in the Fund” section, please consider removing “Settlement risk” or moving it to the statutory prospectus or the Statement of Additional Information as loans are not identified as a principal investment strategy of the Fund.

RESPONSE: The Registrant has removed “Settlement risk” as a principal risk of the Fund.

24.	JNL/ClearBridge Large Cap Growth Fund

a.	On page 183, in the first paragraph of the “Principal Investment Strategies” section, please add disclosure as to how “large market capitalizations” are defined.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

Large-capitalization companies are those companies with market capitalizations similar to companies in the Russell® 1000 Index (the “Index”). The size of the companies in the Index changes with market conditions and the composition of the Index. As of December 31, 2020, the largest market capitalization of a company in the Index was approximately $2.252 trillion and the median market capitalization of a company in the Index was approximately $12.851 billion.

b. On page 183, in the last paragraph of the “Principal Investment Strategies” section, please clarify what it means to use “a focused approach of investing in a smaller number of issuers.” Does this mean the Fund’s strategy is non-diversified?

RESPONSE: The Registrant notes that the Fund is diversified. In this context, “smaller number of issuers” refers to the difference between the Fund and its benchmark, with the fund holding materially fewer names than are included in its index. The Registrant has updated the disclosure in the “Principal Investment Strategies” section as follows (new text is underlined):

The Fund uses a focused approach of investing in a smaller number of issuers than the Index, which may result in significant exposure to certain industries or sectors, such as the information technology and internet technology services.

25.	JNL/DFA International Core Equity Fund

a.	On page 188, in the first paragraph of the “Principal Investment Strategies” section, please add disclosure as to how “small-capitalization” is defined.

RESPONSE: The Registrant has updated the sentence as follows (new text is underlined and deleted text is stricken):

The Fund purchases a broad and diverse group of securities of non-U.S. companies in developed markets with a greater emphasis on smaller capitalization, ~~value~~ lower relative price, and/or higher profitability companies as compared to their representation in the International Universe.

The revisions serve to clarify that the Fund’s emphasis on smaller capitalization companies is relative to the International Universe. As such, the Registrant believes the disclosure is appropriate.

b.
On page 188, in the first paragraph of the “Principal Investment Strategies” section, please add disclosure clarifying how an investor can access information relating to the developed market countries that the sub-adviser has designated as “approved markets.”

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

Please refer to the statutory prospectus for a list of approved markets.

Additionally, the Registrant has added the following disclosure to the statutory prospectus:

As of December 31, 2020, the Fund can invest in the following countries that have been designated as approved markets by the Sub-Adviser: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The countries designated as approved markets will change from time to time. In addition, the countries in which the Fund actually holds investments will change from time to time. Although the Sub-Adviser does not intend to purchase securities not associated with an approved market, the Fund may acquire such securities in connection with corporate actions or other reorganizations or transactions with respect to securities that are held by the Fund from time to time. Also, the Fund may continue to hold investments in countries that are not currently designated as approved markets, but had been authorized for investment in the past, and may reinvest distributions received in connection with such existing investments in such previously approved markets.

c.	On page 189, in the “Principal Risks of Investing in the Fund” section, “Cybersecurity risk” is included. Please clarify whether that is a general risk of each fund or specific to this Fund only.

RESPONSE: The Registrant has removed “Cybersecurity risk” as a principal risk of the Fund.

26.	JNL/DFA U.S. Core Equity Fund

a.	On page 193, in the first paragraph of the “Principal Investment Strategies” section, please add disclosure as to how “small-capitalization” is defined.

RESPONSE: The Registrant has updated the sentence as follows (new text is underlined and deleted text is stricken):

The Fund purchases a broad and diverse group of ~~common stock~~ securities of U.S. companies with a greater emphasis on smaller capitalization, ~~value~~ lower relative price, and/or higher profitability companies as compared to their representation in the U.S. Universe.

The revisions serve to clarify that the Fund’s emphasis on smaller capitalization companies is relative to the U.S. Universe. As such, the Registrant believes the disclosure is appropriate.

b.	On page 194, in the “Principal Risks of Investing in the Fund” section, “Cybersecurity risk” is included. Please clarify whether that is a general risk of each fund or specific to this Fund only.

RESPONSE: The Registrant has removed “Cybersecurity risk” as a principal risk of the Fund.

c.
On page 194, in the “Principal Risks of Investing in the Fund” section, “Large-capitalization investing risk” is listed. The “Principal Investment Strategies” section focuses on small-capitalization companies. Please reconcile the disclosures or revise accordingly.

RESPONSE: The Registrant has removed “Large-capitalization investing risk” as a principal risk of the Fund.

27.	JNL/DFA U.S. Small Cap Fund

a.
On page 198, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Sector risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant has removed “Sector risk” as a principal risk of the Fund.

b.	On page 199, in the “Principal Risks of Investing in the Fund” section, “Cybersecurity risk” is included. Please clarify whether that is a general risk of each fund or specific to this Fund only.

RESPONSE: The Registrant has removed “Cybersecurity risk” as a principal risk of the Fund.

28.	JNL/DoubleLine® Core Fixed Income Fund

a.	On page 203, in the “Principal Investment Strategies” section, please explain the following terms in plain English: “Tier 1 preferred,” “hybrid bank debt,” and “Tier 2 debt.”

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following paragraph of the “Principal Investment Strategies” section (emphasis added):

“Fixed-Income instruments” include but are not limited to securities issued or guaranteed by the United States Government, its agencies, instrumentalities or sponsored corporations; corporate obligations (including foreign subordinated or junior subordinated bank debt, including Tier 1 preferred or hybrid bank debt, and Tier 2 debt); mortgage-backed securities; asset-backed securities (“ABS”); foreign securities

(corporate, currencies and government); emerging market securities (corporate, quasi-sovereigns and government); bank loans and assignments; ABS loans and other securities bearing fixed or variable interest rates of any or no maturity.

As the disclosure indicates, the noted terms are examples of junior subordinated bank debt. As such, the Registrant believes the disclosure is appropriate.

b.
On page 203, in the “Principal Investment Strategies” section, please supplementally explain why, in the following disclosure excerpt, DoubleLine does not consider mortgage-backed securities or any other ABS to be junk bonds: “The Fund invests primarily in investment grade debt securities, but may invest up to 33 1/3% of its total assets in high-yield securities (“junk bonds”), bank loans or assignments rated BB+ or lower by Moody’s or equivalently rated by S&P Global Ratings, Fitch Inc., Kroll, DBRS, Morningstar, or any other NRSRO, or, if unrated, determined by DoubleLine to be of comparable quality. DoubleLine does not consider the term “junk bonds” to include mortgage-backed securities or any other ABS, regardless of their credit rating or credit quality.”

RESPONSE: The Registrant respectfully notes that, as a general matter, the Fund’s sub-adviser does not believe that investing in different sectors of the fixed income markets necessarily involves all of the same risks to the same extent even when instruments from different sectors may be rated similarly by NRSROs or unrated but of similar credit quality. In addition, the Fund’s sub-adviser is of the view that unrated securities are not necessarily riskier than rated securities and sometimes unrated securities may provide better economics to an investor. Accordingly, the referenced policy merely states the Fund’s investment limit with respect to investments of a certain credit quality from the identified sectors of the fixed income markets. The Fund’s current disclosure states that the Fund invests primarily in investment grade debt securities. The Registrant notes that such disclosure provides a limit on the Fund’s investments in non-investment grade debt across all sectors of the debt market.

c.
On page 203, in the “Principal Investment Strategies” section, please add disclosure defining what is considered to be “emerging markets” as the Fund may invest up to 30% of its total assets in emerging market countries.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

An “emerging market country” is a country that, at the time the Fund invests in the related fixed income instruments, is classified as an emerging or developing economy by any supranational organization such as an institution in the World Bank Group or the United Nations, or an agency thereof, or is considered an emerging market country for purposes of constructing a major emerging market securities index.

d.
On page 206, please add disclosure to the “Principal Investment Strategies” section to correspond to “Real estate investment risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to references in the Fund’s “Principal Investment Strategies” section to mortgage-backed securities and submits that the referenced risk disclosure relates principally to that part of the Fund’s strategy.

29.	JNL/DoubleLine® Emerging Markets Fixed Income Fund

a.	On page 211, in the “Principal Investment Strategies” section, please explain “foreign hybrid securities” in plain English.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

A third party or the Sub-Adviser may create a hybrid security by combining an income producing debt security and the right to receive payment based on the change in the price of an equity security.

b.
On pages 211-212, please add disclosure to the “Principal Investment Strategies” section to correspond to “Investment in other investment companies risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

The Fund may pursue its investment objective and obtain exposures to some or all of the asset classes described in its principal investment strategies by investing in other investment companies, such as exchange-traded funds.

c.
On pages 211-212, please add disclosure to the “Principal Investment Strategies” section to correspond to “Sector risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant notes that the Fund does not have a policy to invest significantly in any particular sector; however, given the nature of the emerging market economies in which it invests, the Fund may have significant exposure to one or more different sectors at different times. Accordingly, the Fund’s existing “Sector risk” describes those risks. As such, the Registrant believes the current disclosure is appropriate.

30.	JNL/DoubleLine® Shiller Enhanced CAPE® Fund

a.
Given the following disclosure in the “Principal Investment Strategies” section, please clarify if the Fund is an index fund: “The Fund will seek to use derivatives, or a combination of derivatives and direct investments, to provide a return that tracks closely the performance of the Index” (emphasis added).

RESPONSE: The Registrant notes that the Fund is not an index fund. In addition, the Registrant notes that the Fund’s overall returns do not track an index. While the Fund’s equity exposure seeks to synthetically track the Shiller Barclays CAPE US Sector II ER USD Index, the Fund’s sub-adviser applies an active bond overlay strategy. As such, the Registrant believes the current disclosure is appropriate.

b.
On page 218, in the “Principal Investment Strategies” section, please identify the sectors that are referenced in the following disclosure: “Through the Index, the Fund will have focused exposures to the sectors making up the Index.”

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

As of the date of this Prospectus, the eleven sectors making up the Index include: Communication Services, Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Materials, Technology, Utilities and Real Estate.

c.
On page 219, in the “Principal Investment Strategies” section, please disclose if the Fund will invest in lower tranches of collateralized debt obligations, and, if so, consider if this requires additional risk disclosure.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following paragraph of the “Principal Investment Strategies” section (emphasis added):

The Fund may invest in any level of the capital structure of an issuer of mortgage-backed or asset-backed securities, including the equity or “first loss” tranche.

Additionally, the Registrant notes that “Credit risk,” “Fixed-income risk,” and “High-yield bonds, lower rated bonds, and unrated securities risk” are principal risks of the Fund. Given the disclosure and the principal risks, the Registrant believes the current disclosure is appropriate.

d.
On page 291, in the “Principal Investment Strategies” section, it states that the Fund “may invest in any level of the capital structure of an issuer of mortgage-backed or asset-backed securities, including the equity or ‘first loss’ tranche. Given the Fund’s liquidity profile, please supplementally explain how the Fund’s investment strategy is appropriate for an open-end fund structure. Your response should include a description of how general market data is assessed and information about the factors referenced in the release adopting Rule 22e-4, Release No. 32315, pages 154-155.

RESPONSE: Pursuant to Rule 22e-4 (the “Liquidity Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), the Registrant’s Board of Trustees, including a majority of Trustees who are not interested Trustees (the “Board”), on behalf of each series thereof (each a “Fund” and collectively, the “Funds”), has adopted a liquidity risk management program (the “Program”) for the purpose of assessing and managing each Fund’s liquidity risk. The Program is reasonably designed to assess and manage the Funds’ liquidity risk, including, but not limited to: (i) reducing the risk that a Fund will be unable to meet shareholder redemption requests; (ii) protecting the value of shares of existing shareholders from significant dilution due to redemptions; (iii) providing investors with information regarding how liquidity is managed, including the timing and manner of shareholder redemptions; and (iv) ensuring that each Fund’s investment strategy is appropriate in a 1940 Act, open-end construct.

The Program is overseen by the Liquidity Risk Management Committee (“LRMC”), a committee designated by the Funds’ investment adviser, in consultation with each Fund’s sub-adviser, if applicable.

In accordance with the requirements of Liquidity Rule, the LRMC assesses the liquidity of the Fund’s holdings and classifies the holdings. In doing so, the LRMC considers those factors it believes are relevant to assessing the liquidity of each investment type, such as (1) the Fund’s investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions, including: whether the investment strategy is appropriate for an open-end Fund, the extent to which the strategy involves a relatively concentrated portfolio or large positions in particular issuers, and the use of borrowings and derivatives for investment purposes; (2) the Fund’s short-term and long-term cash flow projections during both normal and reasonably foreseeable stressed conditions; (3) the Fund’s holdings of cash and cash equivalents, as well as borrowing arrangements and other funding sources.

The investment adviser, through the LRMC and in consultation with the sub-adviser and a third-party service provider, classifies the Fund’s holdings into categories. In determining and reviewing the Fund’s liquidity classifications, the LRMC takes into account relevant market, trading and investment-specific characteristics including the following factors, as applicable:

•	Existence of an active market for the investment, including whether the investment is listed on an exchange, as well as the number, diversity, and quality of market participants;

•	Frequency of trades or quotes for the investment and average daily trading volume of the investment (regardless of whether the investment is a security traded on an exchange);
•	Volatility of trading prices for the investment;
•	Bid-ask spreads for the investment;
•	Whether the investment has a relatively standardized and simple structure;
•	For fixed income securities, maturity and date of issue;
•	Restrictions on trading of the investment and limitations on transfer of the investment;
•	The size of the Fund’s position in the investment relative to the investment’s average daily trading volume and, as applicable, the number of units of the investment outstanding; and
•	Relationship of the investment to another portfolio investment.

All of the above as well as, among other things, the Fund’s sub-adviser’s extensive experience managing the asset classes at issue in a wide variety of market conditions, including, recently, those involving significant stress, were considered in assessing whether the Fund’s investment strategy is appropriate for an open-end fund structure.

31.	JNL/Franklin Templeton Global Multisector Bond Fund

a.
On page 247, please add disclosure to the “Principal Investment Strategies” section to correspond to the “China and India country specific risks” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

Investments in equity and equity-related securities in the Greater China region and India will expose the Fund to that country’s market, currency, and other risks, including volatility and structural risks. As a result, investments in the Greater China region and India may be volatile.

32.	JNL/Franklin Templeton Growth Allocation Fund

a.	On page 255, in the “Principal Investment Strategies” section, please include disclosure as to how “emerging and less developed countries” are defined.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

Emerging markets countries are those countries that are in the initial stages of their industrial cycles.

33.	JNL/Franklin Templeton Income Fund

a.
On page 262, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Financial services risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

The Fund may invest in securities issued by companies in the financial services sector.

34.	JNL/Harris Oakmark Global Equity Fund

a.	On page 275, in the “Principal Investment Strategies” section, please include disclosure as to how “developed or emerging markets” are defined.

RESPONSE: The Registrant has updated the disclosure in the “Principal Investment Strategies” section as follows (new text is underlined):

Under normal market conditions, the Fund will invest at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in a diversified portfolio of common stocks of U.S. and non-U.S. companies. The Fund invests in the securities of companies located in at least three countries. Typically, the Fund invests between 25-75% of its total assets in securities of U.S. companies and between 25-75% of its total assets in securities of non-U.S. companies. There are no geographic limits on the Fund’s non-U.S. investments, and the Fund may invest in securities of companies located in developed or emerging markets. The Fund’s sub-adviser, Harris Associate L.P.’s (“Sub-Adviser”), considers developed or emerging markets to be those classified as emerging or frontier markets by MSCI, which are generally located in Asia, the Middle East, Eastern Europe, Central and South America and Africa. The Fund may invest in the securities of large-, mid-, and small-capitalization companies.

b.
On page 276, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Concentration risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following paragraph of the “Principal Investment Strategies” section:

The Sub-Adviser believes that holding a relatively small number of stocks allows its “best ideas” to have a meaningful impact on the Fund’s performance. Therefore, the Fund’s portfolio typically holds thirty to sixty stocks, and as a result, a significant percentage of the Fund’s total assets may at times be invested in a particular region, sector or industry.

c.
On page 276, please add disclosure to the “Principal Investment Strategies” section to correspond to the “European investment risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant has removed “European investment risk” as a principal risk of the Fund.

35.	JNL/Heitman U.S. Focused Real Estate Fund

a.
On page 281, in the “Principal Investment Strategies” section, please revise the disclosure to include the sub-adviser’s definition of “ESG” as it relates to the Fund, including its ESG areas of focus, and to describe the criteria used by the sub-adviser to determine which issuers have ESG characteristics consistent with that definition. In addition, please also:

1.
Clarify whether the sub-adviser selects investments for the Fund with reference to or in reliance on (i) an ESG index, (ii) a third-party ESG ratings organization, (iii) a proprietary screen for ESG factors, or (iv) any combination of these methods.

2.	Describe the sub-adviser’s due diligence practices in applying the screening criteria to portfolio companies.
3.	Explain whether ESG criteria are applied to all or only some of the Fund’s investments, and whether ESG criteria are an exclusive factor or just one of several factors considered by the sub-adviser.
4.
Disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for portfolio companies held by the Fund or explain supplementally why the sub-adviser believes that such disclosure is not required.

RESPONSE: The Registrant has removed the disclosure relating to ESG in the “Principal Investment Strategies” section, as well as the corresponding principal risk in the “Principal Risks of Investing in the Fund” section.

36.	JNL/JPMorgan Global Allocation Fund

a.
On page 312, in the “Principal Risks of Investing in the Fund” section, for “Corporate loan, sovereign entity loan, and bank loan risk,” please address how the Fund intends to address the short-term liquidity from longer settlement periods.

RESPONSE: The Registrant has updated the disclosure in the “Corporate loan, sovereign entity loan, and bank loan risk” as follows (new text is underlined):

Corporate loan, sovereign entity loan, and bank loan risk – Commercial banks, sovereign entities, and other financial institutions or institutional investors make corporate loans to companies or sovereign entities that need capital to grow, restructure, or for infrastructure projects. These instruments are commonly referred to as “loans” or “bank loans.” Borrowers generally pay interest on corporate loans at “floating” rates that change in response to changes in market interest rates such as the London Interbank Offered Rate (“LIBOR”) or the prime rates of U.S. banks. As a result, the value of such loan investments is generally less exposed to the adverse effects of interest rate fluctuations than investments that pay a fixed rate of interest. However, the market for certain loans may not be sufficiently liquid, and the Fund may have difficulty selling them. It may take longer than seven days for transactions in loans to settle. As a result, sale proceeds related to the sale of loans may not be available to make additional investments until a substantial period after the sale of the loans. Certain loans may be classified as “illiquid” securities. Additionally, because a loan may not be considered a security, the Fund may not be afforded the same legal protections afforded securities under federal securities laws. Thus, the Fund generally must rely on contractual provisions in the loan agreement and common-law fraud protections under applicable state law.

37.	JNL/JPMorgan Hedged Equity Fund

a.
On page 319, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Hedging instruments risk” or otherwise provide an explanation of “hedge” insofar as the term is used in the Fund’s name.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

The “put/spread collar” strategy is designed to provide a continuous market hedge for the portfolio (i.e., to minimize loss).

Additionally, the Registrant has removed “Hedging instruments risk” as a principal risk of the Fund.

38.	JNL/Mellon Emerging Markets Index Fund

a.
On page 355, in the “Investment Objective” section, please clarify what is meant by “emerging markets equity markets” given that the “Principal Investment Strategies” section suggests that the Fund’s index includes a limited number of countries.

RESPONSE: The Registrant notes that the Morningstar Index classifies Brazil, Chile, Colombia, Mexico, Peru, China, India, Indonesia, South Korea, Malaysia, Pakistan, Philippines, Taiwan, Thailand, Czech Republic, Greece, Hungary, Poland, Russia, Turkey, Egypt, Qatar, South Africa, Saudi Arabia, and United Arab Emirates as “Emerging Markets.” Effective at the June 2021 reconstitution, Poland is expected to be reclassified as a developed market. The Registrant has added disclosure to the “Principal Investments Strategies” section to reflect this clarification. As such, the Registrant believes the current disclosure is appropriate.

b.
On pages 356-357, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

The Index is a rules based, float market capitalization-weighted index designed to cover 85% of the equity float-adjusted market capitalization of the Emerging Markets equity markets. Morningstar Indexes classifies Brazil, Chile, Colombia, Mexico, Peru, China, India, Indonesia, South Korea, Malaysia, Pakistan, Philippines, Taiwan, Thailand, Czech Republic, Greece, Hungary, Poland, Russia, Turkey, Egypt, Qatar, South Africa, Saudi Arabia, and United Arab Emirates as Emerging Markets. Morningstar Indexes reviews the market classification annually and consecutively updates the list. Effective at the June 2021 reconstitution, Poland is expected to be reclassified as a developed market.

There is no specific tilt based on region. While the Index will contain securities from China and Russia, their weights are determined solely in accordance with their float market capitalization. As of December 31, 2020, total percentage weight of securities from China was 38.79% and that from Russia was 2.69%.

The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and is effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and is effective the following Monday.

As of December 31, 2020, the Index had 1,416 constituents and the full market capitalization range was $204.61 million to $1,865,87 billion. The number of securities is not fixed and can vary from reconstitution to reconstitution.

c.
On page 356, in the fourth paragraph of the “Principal Investment Strategies” section, it states, “The replicated portfolio does not require rebalancing as a result of market movement. It is rebalanced automatically with the change in share price.” Please clarify what it means to rebalance automatically and state whether the Master Fund will rebalance when the index rebalances.

RESPONSE: The Registrant has updated the disclosure in the “Principal Investment Strategies” section as follows (new text is underlined and deleted text is removed):

When attempting to replicate the Index, portfolio turnover is typically limited to what the Index adds and deletes, contract owner contributions and withdrawals, fund of fund purchases and redemptions, and reinvestment income. The Master Fund stays aligned with the benchmark automatically with the change in share price, due to the close similarity between the holdings of the Index and those of the Master Fund. The Master Fund will rebalance when the Index rebalances. ~~The replicated portfolio does not require rebalancing as a result of market movement. It is rebalanced automatically with the change in share price.~~

d.
On page 356, in the third paragraph of the “Principal Investment Strategies” section, it states, “The Master Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through statistical procedures.” Please clarify if the Fund employs a “replication” or “representative sampling” approach in seeking to replicate the investment performance of the Index. Please also consider replacing “statistical procedures” with “representative sampling.”

RESPONSE: The Registrant has updated the following sentence in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Master Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through ~~statistical procedures~~ representative sampling.

e.
On page 357, in the “Principal Investment Strategies” section, there is a list of the countries represented in the index, but only “China risk” and “Russia investment risk” are included as principal risks. If the index focuses on China and Russia, please add corresponding disclosure to the “Principal Investment Strategies” section.

RESPONSE: The Registrant believes the principal risks are appropriate given the Index’s exposure to these countries.

f.
Given that the Fund’s index has significant exposure to emerging markets and frontier markets, please add disclosure regarding the following risks and any related risks associated with the Fund’s investment strategy or explain supplementally why such disclosure would not be appropriate:

a.
Any potential for errors in index data, index computation or index construction if information on non-U.S. companies is unreliable or undated or if less information is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards;

b.	The potential significance/impact of such errors on the Fund’s performance;
c.
Any limitations on the sub-adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use of such data in index computation, index construction, and/or index rebalancing;

d.
How rights and remedies associated with investments in the Fund that tracks an index comprised of foreign securities may be different than those associated with a fund that tracks an index of domestic securities.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

Emerging market issuers may not be subject to accounting, auditing, legal and financial reporting standards comparable to those in developed markets, and emerging markets generally have less diverse and less mature economic structures, as well as less stable political systems, than those of developed countries. Because the Fund seeks to track an index comprised of foreign securities, it may be more susceptible to such risks than a Fund that seeks to track an index comprised of domestic securities.

The Registrant believes its current disclosure is otherwise appropriate.

g.
On page 358, in the “Principal Risks of Investing in the Fund” section, “Settlement risk” is listed. The “Principal Investment Strategies” section focuses on the Master Fund’s equity investments and not on bank loans. Please reconcile the disclosures or revise accordingly.

RESPONSE: The Registrant has removed “Settlement risk” as a principal risk for the Fund.

h.
On page 358, in the “Principal Investment Strategies” section, please clarify whether the index is concentrated in certain securities or focused on any countries, regions, industries, or sectors, and, if so, please identify the risks related to such concentration(s) or areas of focus.

RESPONSE: Please refer to the new disclosure in the response to Comment 38.f.

39.	JNL/Mellon S&P 500 Index Fund

a.
On page 373, in the “Investment Objective” section, it states, “The Fund is constructed to mirror the S&P 500 Index to provide long-term capital growth.” For clarity, please replace “mirror” with “track.”

RESPONSE: The Registrant has revised the Fund’s investment objective as follows (deleted text is stricken):

Investment Objective. The investment objective of the Fund is to track the performance of the S&P 500® Index~~. The Fund is constructed to mirror the S&P 500 Index~~ to provide long-term capital growth.

40.	JNL/Mellon S&P 400 MidCap Index Fund

a.
On page 378, in the “Investment Objective” section, it states, “The Fund is constructed to mirror the index to provide long-term capital growth by investing in equity securities of medium capitalization-weighted domestic corporations.” For clarity, please replace “mirror” with “track.”

RESPONSE: The Registrant has revised the Fund’s investment objective as follows (deleted text is stricken):

Investment Objective. The investment objective of the Fund ("Fund" or "Feeder Fund") is to track the performance of the S&P MidCap 400 Index~~. The Fund is constructed to mirror the index~~ to provide long-term capital growth by investing in equity securities of medium capitalization-weighted domestic corporations~~. The Fund seeks to achieve its investment objective~~ through exclusive investment in shares of the JNL Mid Cap Index Fund (“Master Fund”).

41.	JNL/Mellon Small Cap Index Fund

a.
On page 383, in the “Investment Objective” section, it states, “The Fund is constructed to mirror the index to provide long-term growth of capital by investing in equity securities of small- to mid-size domestic companies.” For clarity, please replace “mirror” with “track.”

RESPONSE: The Registrant has revised the Fund’s investment objective as follows (deleted text is stricken):

Investment Objective. The investment objective of the Fund (“Fund” or “Feeder Fund”) is to track the performance of the S&P SmallCap 600 Index~~. The Fund is constructed to mirror the index~~ to provide long-term growth of capital by investing in equity securities of small- to mid-size domestic companies~~. The Fund seeks to achieve its investment objective~~ through exclusive investment in shares of the JNL Small Cap Index Fund (“Master Fund”).

b.
On page 384, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

The S&P SmallCap 600 Index is a quarterly-rebalanced, float-adjusted market cap weighted index comprised of approximately 600 U.S. common equities and REITs that meet the index provider’s criteria for market capitalization, public float, financial viability, liquidity, price reasonableness, and sector representation. The Index may invest across all GICS sectors and may include investments in financial services companies.

c.
On page 384, in the third paragraph of the “Principal Investment Strategies” section, it states, “The Master Fund's holdings are rebalanced on a regular basis to reflect changes in the composition of the Index.” Please clarify what is meant by “regular basis.”

RESPONSE: The Registrant has updated the disclosure in the “Principal Investment Strategies” section as follows (new text is underlined and deleted text is stricken):

The Master Fund's holdings are rebalanced on a ~~regular~~ quarterly basis to reflect changes in the composition of the Index.

d.
On page 385, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Financial services risk” listed in the “Principal Risks of Investing in the Fund” section, or otherwise reconcile. To the extent that the index is concentrated or has a particular focus, please add corresponding disclosure in the “Principal Investment Strategies” section.

RESPONSE: Please refer to the new disclosure in the response to Comment 41.b.

42.	JNL/Mellon International Index Fund

a.
On page 389, in the “Investment Objective” section, it states, “The Fund is constructed to mirror the Index to provide long-term capital growth by investing in international equity securities attempting to match the characteristics of each country within the Index.” For clarity, please replace “mirror” with “track.”

RESPONSE: The Registrant has revised the Fund’s investment objective as follows (deleted text is stricken):

Investment Objective. The investment objective of the Fund (“Fund” or “Feeder Fund”) is to track the performance of the Morningstar® Developed Markets ex-North America Target Market Exposure IndexSM (Net) (“Index”)~~. The Fund is constructed to mirror the Index~~ to provide long-term capital growth by investing in international equity securities ~~attempting to match the characteristics of each country within the Index. The Fund seeks to achieve its investment objective~~ through exclusive investment in shares of the JNL International Index Fund (“Master Fund”).

b.	On page 389, in the “Investment Objective” section, please restate the second sentence for clarity.

RESPONSE: The Registrant has revised the Fund’s investment objective. Please refer to the updated investment objective in response to Comment 39.a.

c.
On page 390, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section (new text is underlined):

The Master Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks included in the Index or derivative securities economically related to the Index. The Master Fund seeks to track the performance and characteristics of the Index, a rules-based, float market capitalization-weighted index designed to cover

85% of the equity float-adjusted market capitalization of the Developed Markets ex-North America equity markets.

The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and is effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and is effective the following Monday.

As of December 31, 2020, the Index had 1,013 constituents and the full market capitalization range was $395.74 million to $339.8 billion. The number of securities is not fixed and can vary from reconstitution to reconstitution.

d.	On page 390, in the fourth paragraph of the “Principal Investment Strategies” section, the word “Index” is missing in the first sentence. Please revise accordingly.

RESPONSE: The Registrant has made the requested update.

e.
On page 390, in the fifth paragraph of the “Principal Investment Strategies” section, it states, “The Master Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the [Index] through statistical procedures.” Please clarify if the Fund employs a “representative sampling” approach in seeking to replicate the investment performance of the Index. Please also consider replacing “statistical procedures” with “representative sampling.”

RESPONSE: The Registrant has updated the following sentence in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Master Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through ~~statistical procedures~~representative sampling.

f.
On page 390, in the fourth paragraph of the “Principal Investment Strategies” section, it states, “The Master Fund's holdings are rebalanced on a regular basis to reflect changes in the composition of the Index.” Please clarify what is meant by “regular basis.”

RESPONSE: The Registrant has updated the disclosure in the “Principal Investment Strategies” section as follows (new text is underlined and deleted text is stricken):

The Master Fund's holdings are rebalanced on a ~~regular~~ quarterly basis to reflect changes in the composition of the Index.

g.
On page 390, in the “Principal Investment Strategies” section, please clarify whether the index is concentrated in certain securities or focused on any countries, regions, industries, or sectors, and, if so, please identify the risks related to such concentration(s) or areas of focus.

RESPONSE: The Registrant confirms that the Index is not concentrated in certain securities or focused on any countries, regions, industries, or sectors. Further, the Registrant believes the disclosure is appropriate and has not further supplemented the disclosure.

h.
Given that the Fund’s index has significant exposure to emerging markets and frontier markets, please add disclosure regarding the following risks and any related risks associated with the Fund’s investment strategy or explain supplementally why such disclosure would not be appropriate:

a.
Any potential for errors in index data, index computation or index construction if information on non-U.S. companies is unreliable or undated or if less information is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards;

b.	The potential signifcance/iimpact of such errors on the Fund's performance;
c.
Any limitations on the sub-adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use of such data in index computation, index construction, and/or index rebalancing;

d.
How rights and remedies associated with investments in the Fund that tracks an index comprised of foreign securities may be different than those associated with a fund that tracks an index of domestic securities.

RESPONSE: The Registrant confirms that the Index does not have significant exposure to emerging markets and frontier markets. As such, the Registrant believes the disclosure is appropriate.

i.
On page 393, in the “Performance” section, it states that the Fund will be the surviving fund in a reorganization effective April 26, 2021. Please supplementally confirm that the Fund’s principal investment strategy will not change as a result of the reorganization.

RESPONSE: The Registrant confirms that the Fund’s strategy will not change as a result of the reorganization. However, unrelated to the reorganization, the Fund will become a feeder fund in a master-feeder structure effective April 26, 2021.

43.	JNL/Mellon Bond Index Fund

a.
On page 395, in the “Investment Objective” section, it states, “The Fund is constructed to mirror the Index to provide a moderate rate of income by investing in domestic fixed-income investments.” For clarity, please replace “mirror” with “track.”

RESPONSE: The Registrant has revised the Fund’s investment objective as follows (deleted text is stricken):

Investment Objective. The investment objective of the Fund ("Fund" or "Feeder Fund") is to track the performance of the Bloomberg Barclays U.S. Aggregate Bond Index~~. The Fund is constructed to mirror the Index~~ to provide a moderate rate of income by investing in domestic fixed-income investments~~. The Fund seeks to achieve its investment objective~~ through exclusive investment in shares of the JNL Bond Index Fund (“Master Fund”).

b.
On page 396, in the second paragraph of the “Principal Investment Strategies” section, it states that the Master Fund will invest in fixed-income securities that seek to track the performance and “certain characteristics” of the index. Please supplementally clarify why the Master Fund will only track some of the characteristics of the index.

RESPONSE: The Registrant has updated the disclosure in the “Principal Investment Strategies” section as follows (new text is underlined and deleted text is stricken):

The Master Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in fixed-income securities that seek to track the performance and ~~certain~~ characteristics of the Bloomberg Barclays U.S. Aggregate Bond Index (“Index”) that Mellon Investments Corporation ("Mellon" or "Sub-Adviser") believes to be important, such as Option Adjusted Duration, Maturity, Average Quality Rating, Sector/Industries, and Yield to worst. The Index includes Treasuries, government-related credit, mortgage-backed securities (agency fixed-rate pass-throughs), asset-backed securities and commercial mortgage backed securities (agency and non-agency) securities.

c.	On page 396, in the second paragraph of the “Principal Investment Strategies” section, please clarify if the Fund employs a “representative sampling” approach in seeking to replicate the investment performance of the Index. Please also consider replacing “statistical sampling approach” with “representative sampling approach.”

RESPONSE: The Registrant has updated the disclosure in the “Principal Investment Strategies” section as follows (new text is underlined and deleted text is stricken):

Through the ~~statistical~~ representative sampling approach, the Sub-Adviser selects what it believes is a representative basket of securities in order to match the important risk characteristics of the Index. Given this fixed income index cannot be fully replicated, the Master Fund uses a representative sampling approach to select bonds that match the important risk characteristics of the benchmark.

d.
On page 396, in the third paragraph of the “Principal Investment Strategies” section, it states, “The Master Fund's holdings are rebalanced on a regular basis to reflect changes in the composition of the Index.” Please clarify what is meant by “regular basis.”

RESPONSE: The Registrant has updated the disclosure in the “Principal Investment Strategies” section as follows (new text is underlined and deleted text is stricken):

The Master Fund's holdings are rebalanced on a ~~regular~~ monthly basis to reflect changes in the composition of the Index.

e.
On page 396, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Mortgage-related and other asset-backed securities risk” listed in the “Principal Risks of Investing in the Fund” section, or otherwise reconcile.

RESPONSE: Please refer to the new disclosure in the response to Comment 43.b.

f.
On page 396, in the “Principal Investment Strategies” section, please clarify whether the index is concentrated in certain securities or focused on any countries, regions, industries, or sectors, and, if so, please identify the risks related to such concentration(s) or areas of focus.

RESPONSE: The Registrant confirms that the Index is not concentrated in certain securities or focused on any countries, regions, industries, or sectors. As such, the Registrant believes the current disclosure is appropriate.

g.
On page 398, in the “Performance” section, it states that the Fund will be the surviving fund in a reorganization effective April 26, 2021. Please supplementally confirm that the Fund’s principal investment strategy will not change as a result of the reorganization.

RESPONSE: The Registrant confirms that the Fund’s strategy will not change as a result of the reorganization. However, unrelated to the reorganization, the Fund will become a feeder fund in a master-feeder structure effective April 26, 2021.

44.	JNL/Mellon U.S. Stock Market Index Fund

a.
On page 400, in the “Investment Objective” section, it states, “The Fund is constructed to mirror the Morningstar® US Market IndexSM to provide long-term capital appreciation.” For clarity, please replace “mirror” with “track.”

RESPONSE: The Registrant has revised the Fund’s investment objective as follows (deleted text is stricken):

The investment objective of the Fund is to track the performance of the Morningstar® US Market IndexSM~~. The Fund is constructed to mirror the Morningstar® US Market IndexSM~~ to provide long-term capital appreciation.

b.
On page 401, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the Index.

RESPONSE: The Registrant has updated the following disclosure in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund seeks to invest under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the securities in the Morningstar® US Market IndexSM (“Index”). The Index is comprised of stocks of small, medium, and large capitalization. The Index measures the performance of US securities and targets 97% market capitalization coverage of the investable universe. It is a diversified broad market index. The Index is float market capitalization weighted. The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and is effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and is effective the following Monday.

As of December 31, 2020, the Index had 1,441 constituents and the full market capitalization range ~~of the Morningstar® US Market IndexSM is~~ was $437.68 million to $2.26 trillion. The number of securities is not fixed and can vary from reconstitution to reconstitution. The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stocks that make up the Index. Indexing may offer a cost-effective investment approach to gaining diversified market exposure over the long term. The Fund is managed to reflect the composition of the Index and will rebalance as needed to reflect changes in the composition of the Index.

c.
On page 402, in the “Performance” section, it states that the Fund will be the surviving fund in a reorganization effective April 26, 2021. Please supplementally confirm that the Fund’s principal investment strategy will not change as a result of the reorganization.

RESPONSE: The Registrant confirms that the Fund’s strategy will not change as a result of the reorganization. However, unrelated to the reorganization, the Fund will undergo a strategy change effective April 26, 2021.

45.	JNL/Mellon DowSM Index Fund

a.	On page 405, in the “Principal Investment Strategies” section, please describe the rebalance and reconstitution process for the index.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

Changes to the DJIA are made on an as-needed basis. There is no annual or semi-annual reconstitution. However, changes in response to corporate actions and market developments can be made at any time.

b.
Please clarify whether the index is concentrated in certain securities or focused on any countries, regions, industries, or sectors, and, if so, please identify the risks related to such concentration(s) or areas of focus.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

The DJIA covers all industries except transportation and utilities.

46.	JNL/Mellon World Index Fund

a.
On page 410, in the “Investment Objective” section, it states, “The Fund is constructed to mirror the index to provide long-term capital growth by investing in international equity securities attempting to match the characteristics of each country within the index.” For clarity, please replace “mirror” with “track.”

RESPONSE: The Registrant has revised the Fund’s investment objective as follows (deleted text is stricken):

The investment objective of the Fund is to track the performance of the Morningstar® Developed Markets Target Market Exposure IndexSM (Net)~~. The Fund is constructed to mirror the index~~ to provide long-term capital growth ~~by investing in international equity securities attempting to match the characteristics of each country within the index~~.

b.
On page 411, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section (next text is underlined):

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks included in the Morningstar Developed Markets Target Market Exposure (Net) Index ("Index") or derivative securities economically related to the Index, a rules based, float market capitalization-weighted index designed to cover 85% of the equity float-adjusted market capitalization of the Developed Markets equity markets. Morningstar Indexes classifies Canada, United States, Australia, Hong Kong, Japan, New Zealand, Singapore, Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, United Kingdom and Israel as Developed Markets. It reviews these classifications annually. Effective at the June 2021 reconstitution, Poland is expected to be reclassified as a Developed Market. The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and is effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and is effective the following Monday.

As of December 31, 2020, the Index had 1,693 constituents and the full market capitalization range was $399.74 million to $2,255.969 billion. The number of securities is not fixed and can vary from reconstitution to reconstitution. The Fund seeks to track the performance and characteristics of the Index.

c.
On page 411, in the third paragraph of the “Principal Investment Strategies” section, it states, “The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through statistical procedures.” Please clarify if the Fund employs a “representative sampling” approach in seeking to replicate the investment performance of the Index. Please consider replacing “statistical procedures” with “representative sampling.”

RESPONSE: The Registrant has updated the following sentence in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through ~~statistical procedures~~  representative sampling.

d.
On page 411, in the last paragraph of the “Principal Investment Strategies” section, it states “The Fund may invest in securities issued by companies in the financial services sector.” Please confirm if the Fund will concentrate or focus in these investments.

RESPONSE: The Registrant confirms that the Fund currently expects to invest in securities issued by companies in the financial services sector but that it does not currently expect to invest more than 25% of its assets in this sector.

47.	JNL/Mellon Nasdaq® 100 Index Fund

a.
On page 417, in the second paragraph of the “Principal Investment Strategies” section, it states: “The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through statistical procedures.” Please clarify if the Fund employs a “representative sampling” approach in seeking to replicate the investment performance of the Index. Please also consider replacing “statistical procedures” with “representative sampling.”

RESPONSE: The Registrant has updated the following sentence in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through ~~statistical procedures~~  representative sampling.

48.	JNL/Mellon Communication Services Sector Fund

a.
On page 422, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks in the Morningstar U.S. Communication Services Sector Index (“Index”) in proportion to their market capitalization weighting in the Index. The Index measures the performance of U.S. companies that provide communication services using fixed-line networks or those that provide wireless access and services. The Index is float market capitalization weighted. The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and effective the following Monday…

As of December 31, 2020, the Index had 67 constituents and the full market capitalization range ~~of the Index~~ was $545.28 million to $656.67 billion. The number of securities is not fixed and can vary from reconstitution to reconstitution.

b.
On page 422, in the “Principal Investment Strategies” section, please add disclosure to address whether the number of index components are limited, such that, if the Fund were to accumulate significant assets, it would be constrained in its ability to invest in a limited number of index components.

RESPONSE: The Registrant does not believe that if the Fund were to accumulate significant assets it would be constrained in its ability to invest in the components of the index. As such, the Registrant believes the current disclosure is appropriate.

c.
On page 422, in the second paragraph of the “Principal Investment Strategies” section, it states: “The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through statistical procedures.” Please clarify if the Fund employs “representative sampling” approach in seeking to replicate the investment performance of the Index. Please also consider replacing “statistical procedures” with “representative sampling.”

RESPONSE: The Registrant has updated the following sentence in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through ~~statistical procedures~~  representative sampling.

49.	JNL/Mellon Consumer Discretionary Sector Fund

a.
On page 428, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has updated the following disclosure in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund invests under normal circumstances at least 80% of its (net assets plus the amount of any borrowings made for investment purposes) assets in the stocks in the Morningstar U.S. Consumer Cyclical Sector Index (“Index”) in proportion to their market capitalization weighting in the Index. The Index measures the performance of retail stores, auto and auto parts manufacturers, companies engaged in residential construction, lodging facilities, restaurants and entertainment companies. The Index is float market capitalization weighted. The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and effective the following Monday…

As of December 31, 2020, the Index had 177 constituents and the full market capitalization range ~~of the Index~~ was $1,239.60 million to $1,634.17 billion. The number of securities is not fixed and can vary from reconstitution to reconstitution.

b.
On page 428, in the “Principal Investment Strategies” section, please add disclosure to address whether the number of index components are limited, such that, if the Fund were to accumulate significant assets, it would be constrained in its ability to invest in a limited number of components.

RESPONSE: The Registrant does not believe that if the Fund were to accumulate significant assets it would be constrained in its ability to invest in the components of the index. As such, the Registrant believes the current disclosure is appropriate.

c.
On page 428, in the second paragraph of the “Principal Investment Strategies” section, it states: “The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through statistical procedures.” Please clarify if the Fund employs a “representative sampling” approach in seeking to replicate the investment performance of the Index. Please also consider replacing “statistical procedures” with “representative sampling.”

RESPONSE: The Registrant has updated the following sentence in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through ~~statistical procedures~~ representative sampling.

d.	On page 428, in the “Principal Investment Strategies” section, please add disclosure describing the kinds of companies in which the Fund invests.

RESPONSE: Please refer to the new disclosure in the response to Comment 49.a.

50.	JNL/Mellon Consumer Staples Sector Fund

a.
On page 433, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has updated the following disclosure in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks included in the Morningstar U.S. Consumer Defensive Sector Index (“Index”) in proportion to their market capitalization weighting in the Index. The Index measures the performance of companies engaged in the manufacturing of food, beverages, household and personal products, packaging, or tobacco. The Index is float market capitalization weighted. The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and effective the following Monday. As of December 31, 2020, the Index had 75 constituents and the full market capitalization range ~~of the Index~~ was $437.68 million to $407.84 billion. The number of securities is not fixed and can vary from reconstitution to reconstitution…

~~The consumer staples sector currently consists of companies representing food and staples retailing, food, beverage, and tobacco companies, and household and personal products companies.~~ The consumer staples sector currently consists of companies representing food and staples retailing, food, beverage, and tobacco companies, and household and personal products companies. The Fund may concentrate in certain industries in the consumer staples sector to the extent such industries are represented in the Index. ~~The Index measures the performance of the consumer staples sector of the U.S. equity market.~~

b.
On page 433, in the “Principal Investment Strategies” section, please add disclosure to address whether the number of index components are limited, such that, if the Fund were to accumulate significant assets, it would be constrained in its ability to invest in a limited number of index components.

RESPONSE: The Registrant does not believe that if the Fund were to accumulate significant assets it would be constrained in its ability to invest in the components of the index. As such, the Registrant believes the current disclosure is appropriate.

c.	On page 433, in the “Principal Investment Strategies” section, please add disclosure describing the kinds of companies in which the Fund invests.

RESPONSE: Please refer to the new disclosure in the response to Comment 50.a.

51.	JNL/Mellon Energy Sector Fund

a.
On page 438, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has updated the following disclosure in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks in the Morningstar U.S. Energy Sector Index (“Index”) in proportion to their market capitalization weighting in the Index. The Index measures the performance of U.S. companies that produce or refine oil and gas, oil field services and equipment companies, and pipeline operators. The Index is float market capitalization weighted. The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and effective the following Monday…

As of December 31, 2020, the Index had 39 constituents and the full market capitalization range ~~of the Index~~ was $2,004.84 million to $174.29 billion. The number of securities is not fixed and can vary from reconstitution to reconstitution.

b.
On page 438, in the “Principal Investment Strategies” section, please add disclosure to address whether the number of index components are limited, such that, if the Fund were to accumulate significant assets, it would be constrained in its ability to invest in a limited number of index components.

RESPONSE: The Registrant does not believe that if the Fund were to accumulate significant assets it would be constrained in its ability to invest in the components of the index. As such, the Registrant believes the current disclosure is appropriate.

c.
On page 438, in the second paragraph of the “Principal Investment Strategies” section, it states: “The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through statistical procedures.” Please clarify if the Fund employs a “representative sampling” approach in seeking to replicate the investment performance of the Index. Please also consider replacing “statistical procedures” with “representative sampling.”

RESPONSE: The Registrant has updated the following sentence in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through ~~statistical procedures~~  representative sampling.

d.	On page 438, in the “Principal Investment Strategies” section, please add disclosure describing the kinds of companies in which the Fund invests.

RESPONSE: Please refer to the new disclosure in the response to Comment 51.a.

52.	JNL/Mellon Financial Sector Fund

a.
On page 443, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has updated the following disclosure in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the securities in the Morningstar U.S. Financial Services Sector Index (“Index”) in proportion to their market capitalization weighting in the Index. The Index measures the performance of companies that provide financial services, which include banks, savings and loans, asset management companies, credit services, investment brokerage firms, and insurance companies. The Index is float market capitalization weighted. The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and effective the following Monday…

As of December 31, 2020, the Index had 205 constituents and the full market capitalization range ~~of the Index~~ was $933.87 million to $543.67 billion. The number of securities is not fixed and can vary from reconstitution to reconstitution.

b.
On page 443, in the “Principal Investment Strategies” section, please add disclosure to address whether the number of index components are limited, such that, if the Fund were to accumulate significant assets, it would be constrained in its ability to invest in a limited number of index components.

RESPONSE: The Registrant does not believe that if the Fund were to accumulate significant assets it would be constrained in its ability to invest in the components of the index. As such, the Registrant believes the current disclosure is appropriate.

c.
On page 443, in the second paragraph of the “Principal Investment Strategies” section, it states: “The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through statistical procedures.” Please clarify if the Fund employs a “representative sampling” approach in seeking to replicate the investment performance of the Index. Please also consider replacing “statistical procedures” with “representative sampling.”

RESPONSE: The Registrant has updated the following sentence in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through ~~statistical procedures~~ representative sampling.

d.	On page 443, in the “Principal Investment Strategies” section, please add disclosure describing the kinds of companies in which the Fund invests.

RESPONSE: Please refer to the new disclosure in the response to Comment 52.a.

53.	JNL/Mellon Health Care Sector Fund

a.
On page 449, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has updated the following disclosure in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the securities in the Morningstar U.S. Healthcare Sector Index (“Index”) in proportion to their market capitalization weighting in the Index. The Index measures the performance of companies of biotechnology, pharmaceuticals, research services, home healthcare, hospitals, long-term care facilities, and medical equipment and supplies. The Index is float market capitalization weighted. The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and effective the following Monday…

As of December 31, 2020, the Index had 212 constituents and the full market capitalization range ~~of the Index~~ was $1,353.74 million to $414.31 billion. The number of securities is not fixed and can vary from reconstitution to reconstitution.

b.
On page 449, in the “Principal Investment Strategies” section, please add disclosure to address whether the number of index components are limited, such that if the Fund were to accumulate significant assets, it would be constrained in its ability to invest in a limited number of index components.

RESPONSE: The Registrant does not believe that if the Fund were to accumulate significant assets it would be constrained in its ability to invest in the components of the index. As such, the Registrant believes the current disclosure is appropriate.

c.
On page 449, in the second paragraph of the “Principal Investment Strategies” section, it states: “The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through statistical procedures.” Please clarify if the Fund employs a “representative sampling” approach in seeking to replicate the investment performance of the Index. Please also consider replacing “statistical procedures” with “representative sampling.”

RESPONSE: The Registrant has updated the following sentence in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through ~~statistical procedures~~ representative sampling.

d.	On page 449, in the “Principal Investment Strategies” section, please add disclosure describing the kinds of companies in which the Fund invests.

RESPONSE: Please refer to the new disclosure in the response to Comment 53.a.

54.	JNL/Mellon Industrials Sector Fund

a.
On page 454, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has updated the following disclosure in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks included in the Morningstar U.S. Industrials Sector Index (“Index”) in proportion to their market capitalization weighting in the Index. The Index measures the performance of companies that manufacture machinery, hand-held tools and industrial products. This sector also includes aerospace and defense firms as well as companied engaged in transportation and logistic services. The Index is float market capitalization weighted. The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and effective the following Monday. As of December 31, 2020, the Index had 202 constituents and the full market capitalization range ~~of the Index~~ was $1,952.26 million to $149.25 billion. The number of securities is not fixed and can vary from reconstitution to reconstitution...

b.
On page 454, in the “Principal Investment Strategies” section, please add disclosure to address whether the number of index components are limited, such that, if the Fund were to accumulate significant assets, it would be constrained in its ability to invest in a limited number of index components.

RESPONSE: The Registrant does not believe that if the Fund were to accumulate significant assets it would be constrained in its ability to invest in the components of the index. As such, the Registrant believes the current disclosure is appropriate.

c.	On page 454, in the “Principal Investment Strategies” section, please add disclosure describing the kinds of companies in which the Fund invests.

RESPONSE: Please refer to the new disclosure in the response to Comment 54.a.

55.	JNL/Mellon Information Technology Sector Fund

a.
On page 459, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has updated the following disclosure in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks in the Morningstar U.S. Technology Sector Index (“Index”) in proportion to their market capitalization weighting in the Index. The Index measures the performance of companies engaged in the design, development, and support of computer operating systems and applications. This sector also includes companies that provide computer technology consulting services engaged in the manufacturing of computer equipment, data storage products, networking products, semiconductors, and components. The Index is float market capitalization weighted. The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and

December and effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and effective the following Monday…

As of December 31, 2020, the Index had 247 constituents and the full market capitalization range ~~of the Index~~ was $1,922.04 million to $2.26 trillion. The number of securities is not fixed and can vary from reconstitution to reconstitution.

b.
On page 459, in the “Principal Investment Strategies” section, please add disclosure to address whether the number of index components are limited, such that, if the Fund were to accumulate significant assets, it would be constrained in its ability to invest in a limited number of index components.

RESPONSE: The Registrant does not believe that if the Fund were to accumulate significant assets it would be constrained in its ability to invest in the components of the index. As such, the Registrant believes the current disclosure is appropriate.

c.
On page 459, in the second paragraph of the “Principal Investment Strategies” section, it states: “The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through statistical procedures.” Please clarify if the Fund employs a “representative sampling” approach in seeking to replicate the investment performance of the Index. Please also consider replacing “statistical procedures” with “representative sampling.”

RESPONSE: The Registrant has updated the following sentence in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through ~~statistical procedures~~ representative sampling.

d.	On page 459, in the “Principal Investment Strategies” section, please add disclosure describing the kinds of companies in which the Fund invests.

RESPONSE: Please refer to the new disclosure in the response to Comment 55.a.

56.	JNL/Mellon Materials Sector Fund

a.
On page 464, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has updated the following disclosure in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks included in the Morningstar U.S. Basic Materials Sector Index (“Index”) in proportion to their market capitalization weighting in the Index. The Index measures the performance of companies that manufacturer chemicals, building materials and paper products. This sector also includes companies engaged in commodities exploration and processing. The Index is float market capitalization weighted. The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and effective the following Monday…

As of December 31, 2020, the Index had 59 constituents and the full market capitalization range ~~of the Index~~ was $2,095.70 million to $138,31 billion. The number of securities is not fixed and can vary from reconstitution to reconstitution.

b.
On page 464, in the “Principal Investment Strategies” section, please add disclosure to address whether the number of index components are limited, such that, if the Fund were to accumulate significant assets, it would be constrained in its ability to invest in a limited number of index components.

RESPONSE: The Registrant does not believe that if the Fund were to accumulate significant assets it would be constrained in its ability to invest in the components of the index. As such, the Registrant believes the current disclosure is appropriate.

c.	On page 464, in the “Principal Investment Strategies” section, please add disclosure describing the kinds of companies in which the Fund invests.

RESPONSE: Please refer to the new disclosure in the response to Comment 56.a.

57.	JNL/Mellon Real Estate Sector Fund

a.
On page 469, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has updated the following disclosure in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks included in the Morningstar U.S. Real Estate Sector Index (“Index”) in proportion to their market capitalization weighting in the Index. The Index measures the performance of mortgage companies, property management companies and REITs in the United States. The Index is float market capitalization weighted. The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and effective the following Monday…

As of December 31, 2020, the Index had 104 constituents and the full market capitalization range ~~of the Index~~ was $724.46 million to $99.71 billion. The number of securities is not fixed and can vary from reconstitution to reconstitution.

b.
On page 469, in the “Principal Investment Strategies” section, please add disclosure to address whether the number of index components are limited, such that, if the Fund were to accumulate significant assets, it would be constrained in its ability to invest in a limited number of index components.

RESPONSE: The Registrant does not believe that if the Fund were to accumulate significant assets it would be constrained in its ability to invest in the components of the index. As such, the Registrant believes the current disclosure is appropriate.

c.	On page 469, in the “Principal Investment Strategies” section, please add disclosure describing the kinds of companies in which the Fund invests.

RESPONSE: Please refer to the new disclosure in the response to Comment 57.a.

58.	JNL/Mellon Utilities Sector Fund

a.
On page 478, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has updated the following disclosure in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks included in the Morningstar U.S. Utilities Sector Index (“Index”) in proportion to their market capitalization weighting in the Index. The Index measures the performance of electric, gas, and water utilities. The Index is float market capitalization weighted. The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and effective the following Monday…

As of December 31, 2020, the Index had 54 constituents and the full market capitalization range ~~of the Index~~ was $1,022.43 million to $151.14 billion. The number of securities is not fixed and can vary from reconstitution to reconstitution.

b.
On page 478, in the “Principal Investment Strategies” section, please add disclosure to address whether the number of index components are limited, such that, if the Fund were to accumulate significant assets, it would be constrained in its ability to invest in a limited number of index components.

RESPONSE: The Registrant does not believe that if the Fund were to accumulate significant assets it would be constrained in its ability to invest in the components of the index. As such, the Registrant believes the current disclosure is appropriate.

c.	On page 478, in the “Principal Investment Strategies” section, please add disclosure describing the kinds of companies in which the Fund invests.

RESPONSE: Please refer to the new disclosure in the response to Comment 58.a.

59.	JNL/MFS Mid Cap Value Fund

a.
On page 483, in the “Principal Investment Strategies” section, please revise the disclosure to include the sub-adviser’s definition of “ESG” as it relates to the Fund, including its ESG areas of focus, and to describe the criteria used by the sub-adviser to determine which issuers have ESG characteristics consistent with that definition. In addition, please also:

1.
Clarify whether the sub-adviser selects investments for the Fund with reference to or in reliance on (i) an ESG index, (ii) a third-party ESG ratings organization, (iii) a proprietary screen for ESG factors, or (iv) any combination of these methods.

2.	Describe the sub-adviser’s due diligence practices in applying the screening criteria to portfolio companies.
3.	Explain whether ESG criteria are applied to all or only some of the Fund’s investments, and whether ESG criteria are an exclusive factor or just one of several factors considered by the sub-adviser.

4.
Disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for portfolio companies held by the Fund or explain supplementally why the sub-adviser believes that such disclosure is not required.

RESPONSE: The Registrant has removed the disclosure relating to ESG in the “Principal Investment Strategies” section.

60.	JNL/Morningstar PitchBook Listed Private Equity Index Fund

a.	On page 487, in the “Investment Objective” section, please consider replacing “tracking the performance” with “seeking to track the performance.”

RESPONSE: The Registrant has revised the Fund’s investment objective as follows (deleted text is stricken):

The investment objective of the Fund is to provide long-term capital growth by seeking to track~~ing~~ the performance of the Morningstar® PitchBook Developed Markets Listed Private Equity IndexSM (“Index”).

b.
On page 488, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, or component securities of the index. Additionally, please include the percentage of components that are listed companies.

RESPONSE: The Registrant has updated the following disclosure in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund seeks to invest under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks in the Index. The Index tracks the performance of public companies with significant private equity exposure that are listed in developed markets countries. More specifically, the ~~The~~ Index is comprised of companies whose primary industry is classified by PitchBook Data, Inc. as private equity and are involved in venture capital, private equity buyouts or growth and mezzanine financing as well as companies with substantial private equity investments. The Index constituents include direct private equity investors, alternative asset managers, fund-of-funds, holding companies, and closed-end funds with significant private equity exposures. The weight of each security in the Index is based on float market capitalization, adjusted for a purity score and subjected to investment stage and maximum security weight constraints. The Index is reconstituted annually and implemented after the close of business on the third Friday of December and is effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and is effective the following Monday. As of December 31, 2020, the Index had 55 constituents and the full market capitalization range was $133 million to $43,682 million. The number of stocks in the Index is subject to the selection and eligibility criteria at the time of reconstitution. As this is a rule-based index, private securities are not a part of the Index by rule. As of December 31, 2020, the total percentage weight of the Index in foreign securities (non-U.S.) was 64.67%.

c.	Please supplementally confirm that the Fund will comply with the liquidity requirements of Rule 22e-4 and that the Fund has completed a risk assessment consistent with the Rule.

RESPONSE: The Registrant confirms the Liquidity Risk Committee has completed a risk assessment consistent with Rule 22e-4 and the Fund’s Liquidity Risk Management Program. The Registrant further confirms that the Fund will comply with the liquidity requirements of the Rule.

d.	Please supplementally explain how the Fund intends to invest in fund-of-funds as this would constitute a three-tier structure.

RESPONSE: The Registrant notes that while constituents of the Index may include fund of funds, the Fund will not invest in those constituents. As such, this does not constitute a three-tier structure.

e.
On page 488, in the third paragraph of the “Principal Investment Strategies” section, it states: “The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through statistical procedures.” Please clarify if the Fund employs a “representative sampling” approach in seeking to replicate the investment performance of the Index. Please also consider replacing “statistical procedures” with “representative sampling.”

RESPONSE: The Registrant has updated the following sentence in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through ~~statistical procedures~~ representative sampling.

f.
On page 488, in the third paragraph of the “Principal Investment Strategies” section, it states, “The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stocks that make up the Index.” However, the disclosure subsequently discusses other investments (i.e., ETFs, cash, and financial futures). Please confirm whether all of the Fund’s investments are holdings in the index. If not, please clarify whether the Fund is using a representative sampling strategy and whether investments in ETFs, cash, and financial futures are for temporary defensive purposes.

RESPONSE: The Registrant confirms that ETFs, cash, and financial futures are not holdings of the index. The Registrant respectfully directs the Commission Staff’s attention to the language in the fifth and sixth paragraphs of the “Principal Investment Strategies” section, which reflects that ETFs and cash are intended to assist with maintaining correlation to the index, to assist with index rebalances, and to meet redemption or purchase requests and that financial futures are used to provide liquidity for cash flows and to hedge dividend accruals.

g.
On page 488, in the fourth paragraph of the “Principal Investment Strategies” section, please restate the following two sentences to clarify if the Fund would not rebalance because of market movement: “The replicated portfolio does not require rebalancing as a result of market movement. The Fund is managed to reflect the composition of the Index and will rebalance as needed to reflect changes in the composition of the Index.”

RESPONSE: The Registrant has updated the following paragraph in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

When attempting to replicate an index such as the Index portfolio turnover is reduced to what the index adds and deletes, contract owner contributions and withdrawals, and reinvestment income. The replicated portfolio does not require rebalancing as a result of market movement. The Fund stays aligned with the benchmark automatically with the change in share price, due to the close similarity between the holdings of the Index and those of the Fund. The Fund is managed and rebalanced to reflect the composition of the Index ~~and will rebalance as needed to reflect changes in the composition of the Index~~.

h.	On page 488, in the fifth paragraph of the “Principal Investment Strategies” section, please consider removing the last sentence as it appears to be repetitive.

RESPONSE: The Registrant has removed this disclosure.

i.	On page 488, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Foreign securities risk” listed in the “Principal Risks of Investing in the Fund” section,

including the percentage of foreign securities in which the Fund invests. Please also discuss whether such foreign securities are publicly traded or privately negotiated, as well as any other restrictions in these holdings.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

As this is a rule-based index, private securities are not a part of the Index by rule. As of December 31, 2020, the total percentage weight of the Index in foreign securities (non-U.S.) was 64.67%.

j.
On page 488, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Large-capitalization investing risk” listed in the “Principal Risks of Investing in the Fund” section, including how it applies to the component securities, or otherwise reconcile.

RESPONSE: Please refer to the new disclosure in the response to Comment 60.b.

k.
On page 488, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Sector risk” listed in the “Principal Risks of Investing in the Fund” section, including how such risk may affect an index company. Additionally, if the Fund currently concentrates its investments in any particular industries or sectors, please identify such industries or sectors.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section (next text is underlined):

The Fund may concentrate its investments in the capital markets industry to the extent that the Index the Fund is designed to track is also so concentrated. As such, the Fund’s investments may be concentrated in the private equity/venture capital industry.

l.	On pages 488-489, in the “Principal Risks of Investing in the Fund” section, please consider adding a principal risk relating to futures if that is a principal investment strategy of the Fund.

RESPONSE: The Registrant confirms that futures are not currently expected to be a principal investment strategy of the Fund.

m.
Please supplementally explain how and when the Fund plans to make direct investments in private equity companies insofar as it relates to the Fund’s name. If the Fund plans to make direct investments in such companies, then please also supplementally explain how the Fund’s investment strategy is appropriate for an open-end fund structure, including a description of how general market data is assessed and information about the factors referenced in the release adopting Rule 22e-4, Release No. 32315, pages 154-155.

RESPONSE: The Registrant confirms that the Fund will not make direct investments in private equity companies but rather indirectly by investing in publicly traded companies with significant private equity exposure. The Registrant has updated the disclosure accordingly.

61.	JNL/Morningstar Wide Moat Index Fund

a.	On page 493, in the “Principal Investment Strategies” section, please explain the concept of a “wide moat company” in greater detail.

RESPONSE: The Registrant has updated the following disclosure in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund seeks to invest under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the securities in the Morningstar® Wide Moat Focus IndexSM (“Index”). The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stocks that make up the Index. Indexing may offer a cost-effective investment approach to gaining diversified market exposure over the long-term. The Index is equal weighted and provides exposure to companies with Morningstar Economic Moat Ratings of “Wide” that are trading at the lowest current market price/ fair value ratios. Moat ratings and fair value estimates are determined through independent research conducted by the Morningstar Equity Research team (“Morningstar Research”).

~~The Index is comprised of securities issued by companies that Morningstar, Inc. (“Morningstar”) determines to have sustainable competitive advantages based on a proprietary methodology that considers quantitative and qualitative factors (“wide moat companies”). Wide moat companies are selected from the universe of companies represented in the Morningstar® US Market IndexSM, a broad market index. The Index targets a select group of wide moat companies: those that according to Morningstar’s equity research team are attractively priced as of each biannual Index review.~~

~~Out of the companies in the Morningstar® US Market IndexSM that Morningstar determines are wide moat companies, Morningstar selects companies to be included in the Index as determined by the ratio of Morningstar’s estimate of fair value of the issuer’s common stock to the price. Morningstar’s equity research fair value estimates are calculated using a standardized, proprietary valuation model. Wide moat companies are not limited by market capitalizations.~~

Wide-moat companies are those in which Morningstar Research has very high confidence that excess returns will remain for 10 years, with excess returns more likely than not to remain for at least 20 years. An economic moat is a structural feature that allows a firm to sustain excess profits over a long period of time. Morningstar Research defines excess profits as returns on invested capital (ROICS), above their estimate of a firm’s cost of capital, or weighted average cost of capital (WACC). Without a moat, profits are more susceptible to competition. Morningstar Research has identified five sources of economic moats: intangible assets, switching costs, network effect, cost advantage, and efficient scale. To assess the sustainability of excess profits, analysts perform ongoing assessments of what Morningstar Research calls the “moat trend.” A firm’s moat trend is positive in cases where Morningstar Research believes its sources of competitive advantage are growing stronger; stable where they do not anticipate changes to competitive advantages over the next several years; or negative when they see signs of deterioration.

b.
On page 493, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has updated the following disclosure in the “Principal Investment Strategies” section (new text is underlined):

Morningstar Research uses a standardized, proprietary valuation model to assign fair values to potential Index constituents’ common stock. Morningstar’s equity research team estimates the issuer’s future free cash flows and then calculates an enterprise value using weighted average costs of capital as the discount rate. Morningstar Research then assigns each issuer’s common stock a fair value by adjusting the enterprise value to account for net debt and other adjustments.

The Index employs a staggered rebalance methodology and is divided into two sub-portfolios. Each typically contains 40 stocks. However, if securities fall short of the selection and eligibility criteria or if securities are added or deleted as a result of corporate actions after reconstitution, the sub-portfolio can hold more or fewer than 40 companies. In addition, securities that are deleted from the Morningstar US Market Index after June and December reconstitutions are simultaneously deleted from the Index. One sub-portfolio reconstitutes in December and June, the other in March and September. At each reconstitution, the 40 securities representing the lowest current market price/fair value are selected from the list of eligible securities for the sub-portfolio. A buffer rule is applied to the current Index constituents. Current constituents ranked within the top 150% of the target count in the eligible universe based on current market price/fair value ratio are retained in the index. The maximum weight of an individual sector in the Index is capped at 10% more than its corresponding weight in the Morningstar® US Market IndexSM at the time of reconstitution, or 40%, whichever is higher. Due to the staggered rebalance methodology, constituents and weightings may vary between sub-portfolios. As a rule, adjustments to one sub-portfolio are performed after the close of business on the third Friday of March and September and adjustments to the other sub-portfolio are performed after the close of business on the third Friday of June and December, and all adjustments are effective on the following Monday. If the Monday is a market holiday, reconstitution and rebalancing occurs on the Tuesday immediately following. In addition to the quarterly staggered reconstitution of sub-portfolios, the sub-portfolios weights are reset to 50% every June and December and distributed among the securities within them in proportion to their weight.

The aggregate portfolio can contain between 40 and 80 constituents. The Fund intends to hold the same number of securities as the Index. As of December 31, 2020, the Index included 49 securities of companies with a market capitalization range of between approximately $437.68 billion to $2.26 trillion and a weighted average market capitalization of $395.57 billion. These amounts are subject to change. The Index is divided into two sub-portfolios and employs a staggered rebalance methodology: one sub-portfolio reconstitutes in December and June, the other in March and September.

62.	JNL/Neuberger Berman Commodity Strategy Fund

a.
On pages 500-503, in the “Principal Risks of Investing in the Fund” section, the alphabetical order of the risks downplays the volatile nature of commodities. Please reorganize the risks in order of significance.

RESPONSE: The Registrant and the Fund’s sub-adviser have reviewed the risk order and believe the presentation meets the requirements of Form N-1A. Both Item 4(b) and Item 9(c) of Form N-1A discuss the requirement for disclosing the Fund’s principal risks and ask the Fund to disclose “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.” Accordingly, the Registrant respectfully declines the comment.

b.
On page 499, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Settlement risk” listed in the “Principal Risks of Investing in the Fund” section, or otherwise reconcile.

RESPONSE: The Registrant has removed “Settlement risk” as a principal risk of the Fund.

63.	JNL/T. Rowe Price Capital Appreciation Fund

a.
On page 571, in the “Principal Risks of Investing in the Fund” section, for “Corporate loan, sovereign entity loan, and bank loan risk,” please address how the Fund intends to address the short-term liquidity from longer settlement periods.

RESPONSE: The Registrant has updated the disclosure in the “Corporate loan, sovereign entity loan, and bank loan risk” as follows (new text is underlined):

Corporate loan, sovereign entity loan, and bank loan risk – Commercial banks, sovereign entities, and other financial institutions or institutional investors make corporate loans to companies or sovereign entities that need capital to grow, restructure, or for infrastructure projects. These instruments are commonly referred to as “loans” or “bank loans.” Borrowers generally pay interest on corporate loans at “floating” rates that change in response to changes in market interest rates such as the London Interbank Offered Rate (“LIBOR”) or the prime rates of U.S. banks. As a result, the value of such loan investments is generally less exposed to the adverse effects of interest rate fluctuations than investments that pay a fixed rate of interest. However, the market for certain loans may not be sufficiently liquid, and the Fund may have difficulty selling them. It may take longer than seven days for transactions in loans to settle. As a result, sale proceeds related to the sale of loans may not be available to make additional investments until a substantial period after the sale of the loans. Certain loans may be classified as “illiquid” securities. Additionally, because a loan may not be considered a security, the Fund may not be afforded the same legal protections afforded securities under federal securities laws. Thus, the Fund generally must rely on contractual provisions in the loan agreement and common-law fraud protections under applicable state law.

64.	JNL/T. Rowe Price Established Growth Fund

a.
On page 577, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Financial services risk” listed in the “Principal Risks of Investing in the Fund” section, or otherwise reconcile.

RESPONSE: The Registrant has removed “Financial services risk” as a principal risk of the Fund.

b.
On page 571, in the “Principal Risks of Investing in the Fund” section, for “Corporate loan, sovereign entity loan, and bank loan risk,” please address how the Fund intends to address the short-term liquidity from longer settlement periods.

RESPONSE: The Registrant has updated the disclosure in the “Corporate loan, sovereign entity loan, and bank loan risk” as follows (new text is underlined):

Corporate loan, sovereign entity loan, and bank loan risk – Commercial banks, sovereign entities, and other financial institutions or institutional investors make corporate loans to companies or sovereign entities that need capital to grow, restructure, or for infrastructure projects. These instruments are commonly referred to as “loans” or “bank loans.” Borrowers generally pay interest on corporate loans at “floating” rates that change in response to changes in market interest rates such as the London Interbank Offered Rate (“LIBOR”) or the prime rates of U.S. banks. As a result, the value of such loan investments is generally less exposed to the adverse effects of interest rate fluctuations than investments that pay a fixed rate of interest. However, the market for certain loans may not be sufficiently liquid, and the Fund may have difficulty selling them. It may take longer than seven days for transactions in loans to settle. As a result, sale proceeds related to the sale of loans may not be available to make additional investments until a substantial period after the sale of the loans. Certain loans may be classified as “illiquid” securities. Additionally, because a loan may not be considered a security, the Fund may not be afforded the same legal protections afforded securities under federal securities laws. Thus, the Fund generally must rely on contractual provisions in the loan agreement and common-law fraud protections under applicable state law.

c.
On page 579, in the “Performance” section, it states that the Fund will be the surviving fund in a reorganization effective April 26, 2021. Please supplementally confirm that the Fund’s principal investment strategy will not change as a result of the reorganization.

RESPONSE: The Registrant confirms that the Fund’s strategy will not change as a result of the reorganization.

65.	JNL/Vanguard Moderate ETF Allocation Fund, JNL/Vanguard Moderate Growth ETF Allocation Fund, and JNL/Vanguard Growth ETF Allocation Fund

a.	Because the “Principal Investment Strategies” section states that the Funds may invest in bank loans, please add “LIBOR replacement risk” and “Settlement risk” as principal risks, if appropriate.

RESPONSE: The Registrant has reviewed and has added “Settlement risk” as a principal risk of each Fund.

b.	In the “Principal Investment Strategies” section, please add disclosure as to how “developed or emerging markets” are defined.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section (new text is underlined):

There are no geographic limitations to the Underlying ETFs’ investments, and the Underlying ETFs may invest in securities of companies located in developed or emerging markets. Generally, emerging markets include nations transitioning from less developed (often pre-industrial) economies with low per-capita incomes to modern industrial economies with higher standards of living.

c.
Please add disclosure to the “Principal Investment Strategies” section to correspond to the “Concentration risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention the “Principal Risks of Investing in the Fund” section, which does not include Concentration risk as a principal risk of the Funds.

d.
JNL/Vanguard Moderate Growth ETF Allocation Fund and JNL/Vanguard Growth ETF Allocation Fund only. In the “Performance” section, it states that the Fund will be the surviving fund in a reorganization effective April 26, 2021. Please supplementally confirm that the Fund’s principal investment strategy will not change as a result of the reorganization.

RESPONSE: The Registrant confirms that each Fund’s strategy will not change as a result of the reorganizations.

66.	JNL/Westchester Capital Event Driven Fund

a.	On page 629, in the “Principal Investment Strategies” section, please update the reference from “non-investment-grade” to “junk bonds.”

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the following paragraph of the “Principal Investment Strategies” section (emphasis added):

The Fund may purchase fixed- and floating-rate income investments of any credit quality or maturity, including corporate bonds, bank debt and preferred securities. Certain of the debt securities in which the Fund invests may carry non-investment-grade ratings (rated BB+ or lower by S&P Global Ratings, or comparably rated by another nationally recognized statistical rating organization), or may be unrated investments of comparable quality, commonly referred to as “high-yield” or “junk” bonds.

67.	JNL/WMC Equity Income Fund

a.	On page 641, in the “Principal Investment Strategies” section, please include disclosure as to how “mid-size and large companies” are defined.

RESPONSE: The Registrant has updated the disclosure to the “Principal Investment Strategies” section as follows (new text is underlined):

The Fund invests mainly in common stocks of mid-size and large companies whose stocks typically pay above-average levels of dividend income and are, in the opinion of Wellington Management Company LLP (“Sub-Adviser”), undervalued relative to similar stocks. The Sub-Adviser generally considers mid-size and large companies to be those companies that, at the time of initial purchase, have market capitalizations of $10 billion or higher. In addition, the Sub-Adviser generally looks for companies that it believes are committed to paying dividends consistently.

68.	JNL/WMCC Global Real Estate Fund

a.
On page 646, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Mid-capitalization and small-capitalization investing risk” listed in the “Principal Risks of Investing in the Fund” section, or otherwise reconcile.

RESPONSE: The respectfully directs the Commission Staff’s attention to the following paragraph of the “Principal Investment Strategies” section (emphasis added):

The Fund may invest in securities of issuers of all capitalization sizes. Real estate companies tend to have smaller asset bases compared with other market sectors, therefore, the Fund may hold a significant amount of securities of small- and mid-capitalization issuers.

b.
On page 646, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Financial services risk” listed in the “Principal Risks of Investing in the Fund” section, or otherwise reconcile.

RESPONSE: The Registrant has removed “Financial services risk” as a principal risk of the Fund.

69.	JNL Conservative Allocation Fund, JNL Moderate Allocation Fund, JNL Moderate Growth Allocation Fund, JNL Growth Allocation Fund, and JNL Aggressive Growth Allocation Fund

a.
JNL Conservative Allocation Fund and JNL Moderate Allocation Fund only: Because the “Principal Investment Strategies” section states that certain Funds may invest in bank loans, please add “LIBOR replacement risk” and “Settlement risk” as principal risks, if appropriate.

RESPONSE: The Registrant confirms these risks are not principal risks of each Fund.

b.	In the “Principal Investment Strategies” section, please add disclosure as to how “emerging markets” are defined.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section of each Fund:

An “emerging market country” is a country that, at the time of investment, is classified as an emerging or developing country by any supranational organization such as an institution in the World Bank Group or the United Nations, or similar entity, or is considered an emerging market country for purposes of constructing a major emerging market securities index.

c.
Please add disclosure to the “Principal Investment Strategies” section to correspond to the “Concentration risk” listed in the “Principal Risks of Investing in the Fund” section or otherwise reconcile.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention the “Principal Risks of Investing in the Fund” section, which does not include “Concentration risk” as a principal risk of the Funds.

d.
JNL Moderate Growth Allocation Fund. On page 712, in the “Performance” section, it states that the Fund will be the surviving fund in a reorganization effective April 26, 2021. Please supplementally confirm that the Fund’s principal investment strategy will not change as a result of the reorganization.

RESPONSE: The Registrant confirms that the Fund’s strategy will not change as a result of the reorganization.

70.	JNL Bond Index Fund

a.
On page 727, in the “Investment Objective” section, it states, “The Fund is constructed to mirror the Index to provide a moderate rate of income by investing in domestic fixed-income investments.” For clarity, please replace “mirror” with “track.”

RESPONSE: The Registrant has revised the Fund’s investment objective as follows (deleted text is stricken):

Investment Objective. The investment objective of the Fund (“Fund” or “Master Fund”) is to track the performance of the Bloomberg Barclays U.S. Aggregate Bond Index~~. The Fund is constructed to mirror the Index~~ to provide a moderate rate of income by investing in domestic fixed-income investments.

b.
On pages 727-728, in the “Principal Investment Strategies” section, it states that the Fund will invest in fixed-income securities that seek to track the performance and “certain characteristics” of the index. Please supplementally clarify what are the characteristics the sub-adviser believes are important in constructing the Fund’s portfolio.

RESPONSE: The Registrant has updated the disclosure in the “Principal Investment Strategies” section as follows (new text is underlined and deleted text is stricken):

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in fixed-income securities that seek to track the performance and ~~certain~~ characteristics of the Bloomberg Barclays U.S. Aggregate Bond Index (“Index”) that Mellon Investments Corporation ("Mellon" or "Sub-Adviser") believes to be important, such as Option Adjusted Duration, Maturity, Average Quality Rating, Sector/Industries, and Yield to worst. The Index includes Treasuries, government-related credit, mortgage-backed securities (agency fixed-rate pass-throughs), asset-backed securities and commercial mortgage backed securities (agency and non-agency) securities.

c.
On page 728, in the “Principal Investment Strategies” section, please clarify if the Fund employs a “representative sampling” approach in seeking to replicate the investment performance of the Index. Please also consider replacing “statistical sampling approach” with “representative sampling approach.” Additionally, please consider adding “Managed portfolio risk” as a principal risk.

RESPONSE: The Registrant has updated the disclosure in the “Principal Investment Strategies” section as follows (new text is underlined and deleted text is stricken):

Through the ~~statistical~~ representative sampling approach, the Sub-Adviser selects what it believes is a representative basket of securities in order to match the important risk characteristics of the Index. Given this fixed income index cannot be fully replicated, the Fund uses a representative sampling approach to select bonds that match the important risk characteristics of the benchmark.

Additionally, the Registrant has reviewed the principal risks and determined that “Managed portfolio risk” is not a principal risk of the Fund.

d.
On page 728, in the “Principal Investment Strategies” section, it states, “The Fund's holdings are rebalanced on a regular basis to reflect changes in the composition of the Index.” Please clarify what is meant by “regular basis.”

RESPONSE: The Registrant has updated the disclosure in the “Principal Investment Strategies” section as follows (new text is underlined and deleted text is stricken):

The Fund's holdings are rebalanced on a ~~regular~~ monthly basis to reflect changes in the composition of the Index.

e.
On page 728, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Mortgage-related and other asset-backed securities risk” listed in the “Principal Risks of Investing in the Fund” section, or otherwise reconcile.

RESPONSE: Please refer to the new disclosure in the response to Comment 70.b.

f.
Please clarify whether the index is concentrated in certain securities or focused on any countries, regions, industries, or sectors, and, if so, please identify the risks related to such concentration(s) or areas of focus.

RESPONSE: The Registrant confirms that the Index is not concentrated in certain securities or focused on any countries, regions, industries, or sectors.

71.	JNL Emerging Markets Index Fund

a.	On pages 731-732, in the “Principal Investment Strategies” section, please clarify whether the index holds only equity securities.

RESPONSE: The Registrant confirms that the index only holds equity securities.

b.
On pages 731-732, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

The Index is a rules based, float market capitalization-weighted index designed to cover 85% of the equity float-adjusted market capitalization of the Emerging Markets equity markets. Morningstar Indexes classifies Brazil, Chile, Colombia, Mexico, Peru, China, India, Indonesia, South Korea, Malaysia, Pakistan, Philippines, Taiwan, Thailand, Czech Republic, Greece, Hungary, Poland, Russia, Turkey, Egypt, Qatar, South Africa, Saudi Arabia, and United Arab Emirates as Emerging Markets. Morningstar Indexes reviews the market classification annually and consecutively updates the list. Effective at the June 2021 reconstitution, Poland is expected to be reclassified as a developed market.

There is no specific tilt based on region. While the Index will contain securities from China and Russia, their weights are determined solely in accordance with their float market capitalization. As of December 31, 2020, total percentage weight of securities from China was 38.79 and that from Russia was 2.69.

The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and is effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and is effective the following Monday.

As of December 31, 2020, the Index had 1,416 constituents and the full market capitalization range was $204.61 million to $1,865,87 billion. The number of securities is not fixed and can vary from reconstitution to reconstitution.

c.	On page 732, in the “Principal Investment Strategies” section, it states, “The replicated portfolio does not require rebalancing as a result of market movement. It is rebalanced automatically with the change in share price.” Please clarify what it means to rebalance automatically and if the Fund will rebalance when the index rebalances.

RESPONSE: The Registrant has updated the disclosure in the “Principal Investment Strategies” section as follows (new text is underlined and deleted text is stricken):

When attempting to replicate the Index, portfolio turnover is typically limited to what the Index adds and deletes, contract owner contributions and withdrawals, fund of fund purchases and redemptions, and reinvestment income. The replicated portfolio does not require rebalancing as a result of market movement. The Fund stays aligned with the benchmark automatically with the change in share price, due to the close similarity between the holdings of the Index and those of the Fund. The Fund will rebalance when the Index rebalances. ~~It is rebalanced automatically with the change in share price.~~

d.
On page 731, in the “Principal Investment Strategies” section, it states, “The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through statistical procedures.” Please clarify if the Fund employs a “representative sampling” approach in seeking to replicate the investment performance of the Index. Please also consider replacing “statistical procedures” with “representative sampling.”

RESPONSE: The Registrant has updated the following sentence in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through ~~statistical procedures~~ representative sampling.

e.
On page 732, in the “Principal Investment Strategies” section, there is a list of the countries represented in the index, but only “China risk” and “Russia investment risk” are included as principal risks. If the index focuses on China and Russia, please add corresponding disclosure to the “Principal Investment Strategies” section.

RESPONSE: The Registrant believes the principal risks are appropriate given the Index’s exposure to these countries.

f.
Given that the Fund’s index has significant exposure to emerging markets and frontier markets, please add disclosure regarding the following risks and any related risks associated with the Fund’s investment strategy or explain supplementally why such disclosure would not be appropriate:

1.
Any potential for errors in index data, index computation or index construction if information on non-U.S. companies is unreliable or undated or if less information is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards;

2.	The potential significance/impact of such errors on the Fund’s performance;
3.
Any limitations on the sub-adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use of such data in index computation, index construction, and/or index rebalancing;

4.
How rights and remedies associated with investments in the Fund that tracks an index comprised of foreign securities may be different than those associated with a fund that tracks an index of domestic securities.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section:

Emerging market issuers may not be subject to accounting, auditing, legal and financial reporting standards comparable to those in developed markets, and emerging markets generally have less diverse and less mature economic structures, as well as less stable political systems, than those of developed countries.

Because the Fund seeks to track an index comprised of foreign securities, it may be more susceptible to such risks than a Fund that seeks to track an index comprised of domestic securities.

The Registrant believes its current disclosure is otherwise appropriate.

g.
Please clarify whether the index is concentrated in certain securities or focused on any countries, regions, industries, or sectors, and, if so, please identify the risks related to such concentration(s) or areas of focus.

RESPONSE: Please refer to the new disclosure in the response to Comment 71.b.

h.
On page 733, in the “Principal Risks of Investing in the Fund” section, please consider removing “Settlement risk” or moving it to the statutory prospectus or the Statement of Additional Information as loans are not identified as a principal investment strategy of the Fund.

RESPONSE: The Registrant has removed “Settlement risk” as a principal risk of the Fund.

72.	JNL International Index Fund

a.
On page 737, in the “Investment Objective” section, it states, “The Fund is constructed to mirror the Index to provide long-term capital growth by investing in international equity securities attempting to match the characteristics of each country within the Index.” For clarity, please replace “mirror” with “track.”

RESPONSE: The Registrant has revised the Fund’s investment objective as follows (deleted text is stricken):

The investment objective of the Fund (“Fund” or “Master Fund”) is to track the performance of the Morningstar® Developed Markets ex-North America Target Market Exposure IndexSM (Net) (“Index”)~~. The Fund is constructed to mirror the Index~~ to provide long-term capital growth by investing in international equity securities ~~attempting to match the characteristics of each country within the Index~~.

b.
On pages 737-738, in the “Principal Investment Strategies” section, please provide a more fulsome description of the index and its methodology, including (1) the selection criteria for component securities, (2) the weightings methodology, (3) the frequency of rebalances and reconstitutions, and (4) the number, or range, of component securities in the index.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section (new text is underlined):

The Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in the stocks included in the Index or derivative securities economically related to the Index. The Fund seeks to track the performance and characteristics of the Index, a rules-based, float market capitalization-weighted index designed to cover 85% of the equity float-adjusted market capitalization of the Developed Markets ex-North America equity markets.

The Index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and is effective the following Monday. The Index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and is effective the following Monday.

As of December 31, 2020, the Index had 1,013 constituents and the full market capitalization range was $395.74 million to $339.8 billion. The number of securities is not fixed and can vary from reconstitution to reconstitution.

c.	On pages 737, in the “Principal Investment Strategies” section, please briefly describe where the issues are located.

RESPONSE: The Registrant has added the following disclosure to the “Principal Investment Strategies” section

As of December 31, 2020, the Index included equities listed in Austria, Australia, Belgium, Switzerland, Germany, Denmark, Spain, Finland, France, Great Britain, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, Norway, New Zealand, Portugal, Sweden, Singapore, and the U.S. (the sole current U.S. holding is a British entity listed in the U.S.).

d.
On page 738, in the “Principal Investment Strategies” section, it states, “The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through statistical procedures.” Please clarify if the Fund employs a “representative sampling” approach in seeking to replicate the investment performance of the Index. Please also consider replacing “statistical sampling approach” with “representative sampling approach.” Additionally, please consider adding “Managed portfolio risk” as a principal risk.

RESPONSE: The Registrant has updated the following sentence in the “Principal Investment Strategies” section (new text is underlined and deleted text is stricken):

The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through ~~statistical procedures~~  representative sampling.

e.
On page 738, the “Principal Investment Strategies” section, it states, “The Fund's holdings are rebalanced on a regular basis to reflect changes in the composition of the Index.” Please clarify what is meant by “regular basis.”

RESPONSE: The Registrant has updated the disclosure in the “Principal Investment Strategies” section as follows (new text is underlined and deleted text is stricken):

The Fund's holdings are rebalanced on a ~~regular~~ quarterly basis to reflect changes in the composition of the Index.

f.	On page 738, in the “Principal Investment Strategies” section, please clarify the geographic area in which the index invests, focuses, or concentrates.

RESPONSE: The Registrant confirms that the Index is not concentrated in certain securities or focused on any countries, regions, industries, or sectors.

g.
Given that the Fund’s index has significant exposure to emerging markets and frontier markets, please add disclosure regarding the following risks and any related risks associated with the Fund’s investment strategy or explain supplementally why such disclosure would not be appropriate:

a.
Any potential for errors in index data, index computation or index construction if information on non-U.S. companies is unreliable or undated or if less information is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards;

b.	The potential significance/impact of such errors on the Fund’s performance;
c.
Any limitations on the sub-adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use of such data in index computation, index construction, and/or index rebalancing;

d.
How rights and remedies associated with investments in the Fund that tracks an index comprised of foreign securities may be different than those associated with a fund that tracks an index of domestic securities.

RESPONSE: The Registrant confirms that the Index does not have significant exposure to emerging markets and frontier markets. As such, the Registrant believes the disclosure is appropriate.

h.
On page 738, please add disclosure to the “Principal Investment Strategies” section to correspond to the “Asian investment risk” listed in the “Principal Risks of Investing in the Fund” section, or otherwise reconcile.

RESPONSE: Please refer to the new disclosure in the response to Comment 72.c. As such, the Registrant believes the disclosure appropriately corresponds to “Asian investment risk.”

C.	Statutory Prospectus Comment

1.
On page 1236, in Footnote 10, please confirm that any amount that the adviser and/or sub-adviser’s recapture or receive as repayment or reimbursement does not cause the Fund’s expense ratio to exceed the amounts of the current expense ratio.

RESPONSE: The Registrant confirms that any amount recaptured or received as payment or reimbursement will not cause the Fund’s expense ratio to exceed the amounts of the current expense ratio.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File